MAG Silver Corp. Audited Consolidated Financial Statements For the year ended December 31, 2011 Dated: March 30, 2012

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX:MAG NYSE-A:MVG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2011. Deloitte & Touche LLP, as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended

December 31, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ “Daniel MacInnis” Daniel MacInnis Chief Executive Officer	/s/ “Larry Taddei” Larry Taddei Chief Financial Officer

March 30, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of MAG Silver Corp.

We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, Canada

March 30, 2012

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of MAG Silver Corp.

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 30, 2012 expressed an unqualified opinion on those financial statements.

/s/ “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, Canada

March 30, 2012

MAG SILVER CORP.
Consolidated Statements of Financial Position

(expressed in Canadian dollars)	December 31, 2011	December 31, 2010	January 1, 2010
		(Note 17)	(Note 17)
ASSETS

CURRENT
Cash	$ 26,662,581	$ 39,825,071	$ 26,803,652
Accounts receivable (Note 3)	818,789	2,208,533	2,042,634
Marketable securities (Note 4)	504,796	678,876	13,399
Prepaid expenses	108,568	85,809	91,300
TOTAL CURRENT ASSETS	28,094,734	42,798,289	28,950,985
EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)	142,576	180,395	149,070
INVESTMENT IN ASSOCIATE (Note 6)	15,164,462	12,274,765	9,837,785
EXPLORATION AND EVALUATION ASSETS (Note 7)	61,988,530	51,869,150	42,847,339
TOTAL ASSETS	$ 105,390,302	$ 107,122,599	$ 81,785,179

LIABILITIES

CURRENT
Trade and other payables	$ 1,877,043	$ 2,320,261	$ 1,076,606
COMMITMENTS (Notes 7 and 14)

DEFERRED INCOME TAXES (Note 16)	854,319	-	-

TOTAL LIABILITIES	2,731,362	2,320,261	1,076,606

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at December 31, 2011 - 55,667,139
(Dec 31, 2010 - 55,161,614 and Jan 1, 2010 - 49,316,569)	148,962,443	146,021,112	107,614,849
Share option reserve	14,339,249	12,410,963	11,177,518
Accumulated other comprehensive (loss) income	(1,703,580)	(2,950,132)	2,829
Deficit	(58,939,172)	(50,679,605)	(38,086,623)
TOTAL SHAREHOLDERS' EQUITY	102,658,940	104,802,338	80,708,573
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 105,390,302	$ 107,122,599	$ 81,785,179

ON BEHALF OF THE BOARD (approved on March 27, 2012)
/s/ "Derek White"
Derek White, Director

/s/ "Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Comprehensive Loss
(expressed in Canadian dollars)

	For the	For the
	year ended	year ended
	December 31	December 31
	2011	2010
EXPENSES		(Note 17)
Accounting and audit	$ 778,791	$ 687,782
Amortization (Note 5)	60,826	76,762
Filing and transfer agent fees	191,858	140,048
Foreign exchange loss	181,475	102,345
General office expenses	812,549	723,449
Legal	1,494,949	3,196,063
Management and consulting fees	2,083,712	1,990,699
Exploration and evaluation costs written off (Note 7)	540,550	2,398,754
Shareholder relations	342,866	327,265
Share based payment expense (Note 8)	2,929,828	3,091,995
Travel	290,345	320,423
	9,707,749	13,055,585
INTEREST INCOME	506,226	322,403
ARBITRATION AWARD (Note 15)	1,799,775	-
(LOSS) GAIN ON WARRANT MARK-TO-MARKET (Note 4)	(3,500)	140,200
LOSS FOR THE YEAR BEFORE INCOME TAXES	$ (7,405,248)	$ (12,592,982)

DEFERRED INCOME TAX EXPENSE (Note 16)	(854,319)	-
LOSS FOR THE YEAR	$ (8,259,567)	$ (12,592,982)

OTHER COMPREHENSIVE INCOME (LOSS)
CURRENCY TRANSLATION ADJUSTMENT	1,729,633	(3,328,238)
UNREALIZED (LOSS) GAIN ON
MARKETABLE SECURITIES, NET OF TAX (Note 4)	(483,081)	375,277
	1,246,552	(2,952,961)

TOTAL COMPREHENSIVE LOSS	$ (7,013,015)	$ (15,545,943)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.15)	$ (0.24)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	55,474,144	52,860,019

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Changes in Shareholders' Equity
(expressed in Canadian dollars)						Accumulated
					Unrealized	other
	Common shares		Share	Currency gain (loss) on		comprehensive		Total
	without par value		Option	translation	marketable	income (loss)		shareholders'
	Shares	Amount	Reserve	adjustment	securities	("AOCL")	Deficit	equity
Balance, January 1, 2010	49,316,569	107,614,849	11,177,518	-	2,829	2,829	(38,086,623)	80,708,573
Issued for cash (Note 8a)	4,603,500	33,148,722	-	-	-	-	-	33,148,722
Stock options exercised (Note 8b)	1,241,545	5,257,541	(1,858,550)	-	-	-	-	3,398,991
Share based payment
expense	-	-	3,091,995	-	-	-	-	3,091,995

Currency translation adjustment	-	-	-	(3,328,238)	-	(3,328,238)	-	(3,328,238)
Unrealized gain on marketable
securities (Note 4)	-	-	-	-	375,277	375,277	-	375,277
Net loss	-	-	-	-	-	-	(12,592,982)	(12,592,982)
Total Comprehensive Loss	-	-	-	(3,328,238)	375,277	(2,952,961)	(12,592,982)	(15,545,943)

Balance, December 31, 2010	55,161,614	$ 146,021,112	$ 12,410,963	$ (3,328,238)	$ 378,106	$ (2,950,132)	$ (50,679,605)	$ 104,802,338
Stock options exercised (Note 8b)	505,525	2,941,331	(1,001,542)	-	-	-	-	1,939,789
Share based payment
expense (Note 8b)	-	-	2,929,828	-	-	-	-	2,929,828

Currency translation adjustment	-	-	-	1,729,633	-	1,729,633	-	1,729,633
Unrealized loss on marketable
securities (Note 4)	-	-	-	-	(483,081)	(483,081)	-	(483,081)
Net loss	-	-	-	-	-	-	(8,259,567)	(8,259,567)
Total Comprehensive Loss	-	-	-	1,729,633	(483,081)	1,246,552	(8,259,567)	(7,013,015)

Balance, December 31, 2011	55,667,139	$ 148,962,443	$ 14,339,249	$ (1,598,605)	$ (104,975)	$ (1,703,580)	$ (58,939,172)	$ 102,658,940

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2011	2010
OPERATING ACTIVITIES
Loss for the year	$ (8,259,567)	$ (12,592,982)
Items not involving cash:
Amortization (Note 5)	60,826	76,762
Loss (gain) on warrant mark-to-market (Note 4)	3,500	(140,200)
Deferred income tax expense (Note 16)	854,319	-
Exploration and evaluation assets written off (Note 7)	540,550	2,398,754
Share based payment expense (Note 8)	2,929,828	3,091,995
Changes in operating assets and liabilities
Accounts receivable	1,389,744	(165,899)
Prepaid expenses	(22,759)	5,491
Trade and other payables	(726,249)	748,655
Net cash used in operating activities	(3,229,808)	(6,577,424)

INVESTING ACTIVITIES
Investment in associate (Note 6)	(2,627,284)	(2,931,467)
Exploration and evaluation expenditures (Note 7)	(9,216,859)	(13,157,410)
Purchase of equipment and leasehold improvements (Note 5)	(23,007)	(108,087)
Purchase of marketable securities (Note 4)	(312,500)	(150,000)
Net cash used in investing activities	(12,179,650)	(16,346,964)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options (Note 8)	1,939,789	3,398,991
Issuance of common shares, net of share issue costs	-	33,148,722
Net cash from financing activities	1,939,789	36,547,713

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	307,179	(601,906)

(DECREASE) INCREASE IN CASH	(13,162,490)	13,021,419
CASH, BEGINNING OF YEAR	39,825,071	26,803,652
CASH, END OF YEAR	$ 26,662,581	$ 39,825,071

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

1.

NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to the TSX on October 5, 2007.

The Company is an exploration and predevelopment company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

1600 – 925 West Georgia Street

Vancouver, British Columbia,

Canada  V6C 3L2

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada  V6C 2V6

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and First Time Adoption of IFRS

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that IFRS would replace Canadian Generally Accepted Accounting Principles (Canadian “GAAP”) for publicly accountable enterprises, with a transition date of January 1, 2010. The impact on prior periods’ comparative balances of the transition from Canadian GAAP to IFRS is explained in Note 17.

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The accounting policies set out below have been applied consistently to all periods presented herein, including in preparing the opening statement of financial position at January 1, 2010 (Note 17) for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company and its subsidiaries.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal subsidiaries as at December 31, 2011 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), a significant investment in an associate (Note 2(b)) accounted for using the equity method.

A special purpose entity (“SPE”), as defined by SIC 12 – Consolidation – Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of an SPE.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)

Investments in Associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

(c)

Significant Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)

Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see notes 2 (b) and 2 (g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concludes that the US$, with the exception of the parent entity which has a Canadian dollar functional currency, is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate.  The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(e)

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

(f)

Cash

Due to the low market interest rate on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management has maintained the Company’s cash in high interest savings accounts.

(g)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of comprehensive loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

(h)

Equipment and leasehold improvements

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment

30% declining balance

Field equipment

30% declining balance

Leasehold improvements

straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)

Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)

Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

There were no provisions as at December 31, 2011, December 31, 2010 or January 1, 2010.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at December 31, 2011, December 31, 2010 or January 1, 2010.

(k)

Foreign currency translation

The Company’s reporting and presentation currency is the Canadian dollar. The functional currency of MAG and its Mexican subsidiaries is the Canadian Dollar and United States Dollar (“US$”), respectively. These consolidated financial statements have been translated to the Canadian dollar in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. These guidelines require that assets and liabilities of the Mexican subsidiaries be translated using the exchange rate at period end, and income and expenses are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period).  The resulting exchange differences are reported in other comprehensive income (loss).

(l)

Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

(m)

Loss per common share

Basic loss per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

For the period ended December 31, 2011, the Company had 4,123,618 (December 31, 2010 – 3,968,206) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(n)

Share based payments

The fair value of all stock-based compensation and other stock-based payments are estimated as of the date of the grant using the Black-Scholes-Merton option valuation model and are recorded in profit and loss over their vesting periods.  Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)

Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012, with early application permitted.

IFRS 7, Financial Instruments: Disclosure introduces enhanced disclosure around transfer of financial assets and associated risks, and is effective annual periods beginning on or after July 1, 2011, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 12 Income Taxes provides amendments regarding Deferred Tax: Recovery of Underlying Assets and introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3.

ACCOUNTS RECEIVABLE

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Harmonized sales tax ("HST") recoverable	$ 189,596	$ 151,402	$ 45,239
Mexican value added tax ("IVA") recoverable	592,201	1,748,754	1,493,337
Interest receivable	25,374	40,377	9,116
Other	11,618	268,000	494,942
	$ 818,789	$ 2,208,533	$ 2,042,634

Although IVA recoveries from the Mexican government had been slow and intermittent in the past, the Company recovered the majority of its outstanding old IVA during the year, with only $24,062 included above from 2007 to 2010 (December 31, 2010: $148,434 from 2007, $726,994 from 2008, $114,380 from 2009, and $758,946 from 2010), which is all expected to be recovered within the next year.

4.

MARKETABLE SECURITIES

At December 31, 2011, the Company holds the following marketable securities:

						Dec. 31,	Jan. 1
			December 31, 2011			2010	2010
		Number		Accumulated
		of		Unrealized
		Shares	Cost	Gains (losses)	Fair Value	Fair Value	Fair Value
Available-for-sale securities
Fresnillo PLC	(1)	1,000	$ 10,570	$ 12,976	$ 23,546	$ 25,876	$ 13,399
Canasil Resources Inc. Common Shares	(2)	2,750,000	599,200	(117,950)	481,250	510,000	-
			609,770	(104,974)	504,796	535,876	13,399
Fair value through profit or loss
Canasil Resources Inc. Warrants	(2)	250,000	3,000	(3,000)	-	143,000	-
			3,000	(3,000)	-	143,000	-

			$ 612,770	$ (107,974)	$ 504,796	$ 678,876	$ 13,399

(1)  In 2008, the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. De C.V. (Note 6).

(2)  In 2010, the Company acquired, by way of private placement, 1.5 million units of Canasil Resources Inc. (“Canasil”) as required under the Esparanza Option agreement (Note 7d), for total consideration of $150,000.  The units were comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share of Canasil at a price of $0.15 until August 27, 2011.  On May 16, 2011, the Company exercised the 750,000 warrants at a cash cost of $112,500 and realized a gain on the warrants of $139,700, previously recognized in the statement of loss as an unrealized gain.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

During the year ended December 31, 2011, the Company further subscribed to 500,000 units of Canasil, at a price of $0.40 per unit for total consideration of $200,000, fulfilling an obligation under the Esparanza Option agreement (Note 7d). The units were comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.60 on or prior to May 6, 2012.  The warrants were valued at the time of acquisition using a pricing model assuming no dividends are to be paid, a weighted average volatility of Canasil’s share price of 45%, an annual risk free interest rate of 1.6% and expected life of one year.  If, after November 6, 2011 the closing price of Canasil’s shares equals or exceeds $1.40 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG.  As at December 31, 2011, the acceleration terms of the warrants had not been met.

During the year ended December 31, 2011, the Company recorded an unrealized loss of $483,081 (unrealized gain of $375,277 for the year ended December 31, 2010) in other comprehensive loss on the above marketable securities designated as available-for-sale instruments.

During the year ended December 31, 2011, the Company recorded an unrealized loss of $3,500 (unrealized gain of $140,200 for the year ended December 31, 2010) in the statement of loss on the above marketable securities designated as fair value through profit or loss instruments.

5.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

				December 31, 2011
				Accumulated		Accumulated
	Cost		Cost	depreciation		depreciation	Net carrying
	January 1, 2011	Additions	Dec 31, 2011	January 1, 2011	Amortization	Dec 31, 2011	amount

Computer equipment	$ 222,514	$ 23,007	$ 245,521	$ 110,940	$ 40,374	$ 151,314	$ 94,207
Field equipment	162,018	-	162,018	98,947	18,920	117,867	44,151
Leasehold improvements	7,666	-	7,666	1,916	1,532	3,448	4,218
	$ 392,198	$ 23,007	$ 415,205	$ 211,803	$ 60,826	$ 272,629	$ 142,576

				December 31, 2010
				Accumulated		Accumulated
	Cost		Cost	depreciation		depreciation	Net carrying
	January 1, 2010	Additions	Dec. 31, 2010	January 1, 2010	Amortization	Dec. 31, 2010	amount
	(1)			(1)
Computer equipment	$ 133,367	$ 89,147	$ 222,514	$ 63,123	$ 47,817	$ 110,940	$ 111,574
Field equipment	150,744	11,274	162,018	71,918	27,029	98,947	63,071
Leasehold improvements	-	7,666	7,666	-	1,916	1,916	5,750
	$ 284,111	$ 108,087	$ 392,198	$ 135,041	$ 76,762	$ 211,803	$ 180,395
	(1) Net carrying amount as at January 1, 2010 was $149,070.

6.

INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	2011	2010
Joint venture oversight expenditures incurred 100% by MAG	439,107	163,592
Cash contributions to Minera Juanicipio (1)	2,188,177	2,767,875
Total for the current year	2,627,284	2,931,467
Balance, beginning of year (January 1, 2011 and 2010)	12,274,765	9,837,785
	$ 14,902,049	$ 12,769,252
Translation adjustment	262,413	(494,487)
Balance, end of year (December 31)	$ 15,164,462	$ 12,274,765

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the year

Summary of the financial information of Minera Juanicipio:

Evaluation and exploration expenditures directly incurred by Minera Juanicipio for the twelve months ended December 31, 2011 amounted to US$ 5,556,160.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

At December 31, 2011, the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 191,000 pesos ($13,886), value added taxes recoverable and other receivables in the amount of 12.7 million pesos ($922,006) and mineral, surface rights and exploration expenditures in the amount of 431.2 million pesos ($31.4 million).  Payables to Peñoles and other vendors for exploration work amounted to 2.9 million pesos ($210,368), deferred income taxes of 7.4 million pesos ($540,122) and shareholders’ equity was 433.7 million pesos ($31.6 million).  There are no expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

7.

EXPLORATION AND EVALUATION ASSETS

At December 31, 2011, the Company has the following exploration and evaluation assets:

			Year ended December 31, 2011
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral &
surface rights	$ -	$ -	$ 54,822	$ 192,134	$ 84,894	$ -	$ 331,850
Camp costs	10,379	62,773	396,823	40,806	47,746	20,350	578,877
Drilling	-	658,254	3,623,261	90,303	234,456	774	4,607,048
Geochemical	-	12,708	680,679	22,418	9,884	3,702	729,391
Geological	18,622	245,759	1,209,717	201,507	163,515	71,460	1,910,580
Geophysical	-	1,783	9,493	1,206	16,619	52,115	81,216
Gov't fees and licenses	21,023	447,695	99,856	50,932	16,045	218,050	853,601
Metallurgical	-	-	69,911	-	-	-	69,911
Site administration	3,255	11,246	76,829	9,312	7,590	5,796	114,028
Transport and shipping	4,060	9,765	92,529	4,914	8,309	1,836	121,413
Travel	1,166	12,272	63,760	7,443	4,200	13,135	101,976
	58,505	1,462,255	6,377,680	620,975	593,258	387,218	9,499,891
Balance January 1, 2011	6,045,159	10,522,643	29,173,613	391,822	432,146	5,303,767	51,869,150
Less amounts written off	-	-	-	-	-	(540,550)	(540,550)
Translation adjustment	136,147	236,883	657,037	790	9,733	119,449	1,160,039
Balance, December 31, 2011	$ 6,239,811	$ 12,221,781	$ 36,208,330	$ 1,013,587	$ 1,035,137	$ 5,269,884	$ 61,988,530

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

			Year ended December 31, 2010
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral &
surface rights	$ -	$ -	$ 105,002	$ 133,544	$ 163,125	$ 220,922	$ 622,593
Camp costs	25,271	39,143	388,249	7,119	2,465	66,146	528,393
Drilling	15,997	504	6,597,368	-	-	363,163	6,977,032
Geochemical	2,888	6,455	1,389,644	249	881	25,913	1,426,030
Geological	86,527	200,379	1,323,661	30,012	22,718	152,701	1,815,998
Geophysical	-	196,462	591	215,489	234,202	294,992	941,736
Gov't fees and licenses	12,814	412,873	80,104	1,910	7,102	186,283	701,086
Metallurgical	-	-	111,145	-	-	-	111,145
Site administration	16,170	6,905	170,578	1,366	976	85,122	281,117
Transport and shipping	10,149	5,874	92,633	735	637	8,303	118,331
Travel	13,188	9,584	83,877	1,398	40	11,662	119,749
	183,004	878,179	10,342,852	391,822	432,146	1,415,207	13,643,210
Balance January 1, 2010	6,194,576	10,191,103	19,898,582	-	-	6,563,078	42,847,339
Less amounts written off	-	-	-	-	-	(2,398,754)	(2,398,754)
Translation adjustment	(332,421)	(546,639)	(1,067,821)	-	-	(275,764)	(2,222,645)
Balance, December 31, 2010	$ 6,045,159	$ 10,522,643	$ 29,173,613	$ 391,822	$ 432,146	$ 5,303,767	$ 51,869,150

Included in exploration and evaluation assets at December 31, 2011 are trade and other payables of $948,000 (December 31, 2010 - $665,000), a non-cash investing activity.

(a)

Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To December 31, 2011, the Company has incurred $6,239,811 on exploration and evaluation costs on the property.

(b)

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest (“Lagartos NW”) and southeast (“Lagartos SE”) of the Juanicipio property. To December 31, 2011, the Company has incurred $12,221,781 on exploration and evaluation costs on the Lagartos properties.

(c)

Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company has acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of US$350,000 for these mining concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions. During the year ended December 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for $789,253. During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$40,000 upon executing the agreements, and in order to earn its 100% interest on these additional claims, the Company must pay an additional US$166,000 in stages through 2015 (Note 14).

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

To December 31, 2011, the Company has incurred $36,208,330 on exploration and evaluation costs on the property.

(d)

Esperanza

During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement and a further $100,000 during the quarter ended September 30, 2011.  To earn its 60% interest in the property, the Company must make additional cash payments of $350,000 in stages to September 1, 2013 and incur cumulative exploration expenditures of $5,000,000 in stages to September 1, 2014 (Note 14), including committed first year drilling of 1,500 metres and qualifying expenditures of $750,000.  To December 31, 2011, the Company had incurred $1,013,587 in exploration and evaluation costs, including $912,480 in qualifying expenditures, but had not yet fulfilled its first year drilling commitment of 1,500 metres due to weather, security and permitting delays in Mexico.  Prior to December 31, 2011, the Company and Canasil entered into an amendment agreement extending the first year committed drilling limit (1,500 metres) to February 29, 2012.  Approximately 2,673 metres were drilled to February 29, 2012 thereby fulfilling that obligation.

Under the terms of the agreement, MAG also agreed to subscribe to two placements in Canasil shares, both of which have been completed as at December 31, 2011 (see Note 4).

(e)

Mojina Property

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$35,000 upon signing the agreement and an additional US$65,000 on April 14, 2010, and an additional $60,000 in the current year.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling $890,000 through 2015 ($80,000 of which was paid subsequent to December 31, 2011), and incur cumulative qualifying exploration expenditures totalling US$ 2,500,000 over five years to 2015, including expenditures of US$ 350,000 by March 31, 2012 (Note 14). To December 31, 2011, the Company had incurred $1,035,137 in exploration and evaluation costs, including US$ 770,348 in qualifying expenditures.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

(f)

Other Properties

Other properties consist of the Lorena claims, the Nuevo Mundo claims, the Guigui claim options, and the San Ramone claims, all in Mexico.

During the year ended December 31, 2011, the Company wrote down exploration and evaluation assets totalling $540,550 relating to the San Ramone claims.  After an evaluation of the property’s potential against the required exploration required to keep the property option in good standing (under the option agreement, a further $1.5 million in expenditures would be required by July 2012), results did not warrant further work on the property.  In the previous year ended December 31, 2010, the Company wrote down exploration and evaluation assets totalling $2,398,754 relating to the Salamex and Camino Duro properties as exploration assay results failed to meet the Company’s criteria for maintaining the properties.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

To December 31, 2011, the Company had incurred $5,269,884 in exploration and evaluation costs on its remaining other properties.

8.

SHARE CAPITAL

(a)

Issued and outstanding

At December 31, 2011, there were 55,667,139 shares outstanding (December 31, 2010 – 55,161,614; and, January 1, 2010 – 49,316,569).

During the year ended December 31, 2011, 505,525 stock options were exercised for cash proceeds of $1,939,789.

During the year ended December 31, 2010, 1,241,545 stock options were exercised for cash proceeds of $3,398,991.

On May 18, 2010, the Company closed a brokered private placement for 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters of $1,760,839, and legal, syndicate, and filing costs totaled an additional $307,214.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on September 15, 2011 the Shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) to convert the existing Stock Option Plan into a rolling stock option plan that sets the number of shares issuable thereunder at a maximum of 8% of the common shares of the Company issued and outstanding at the time of any grant.  As at December 31, 2011, 200,000 inducement options are outstanding outside of the Plan, 3,923,618 stock options are outstanding under the Plan, and 529,753 stock options remain available for grant under the Plan.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

The following table summarizes the Company’s options:

		Year ended	Weighted	Year ended	Weighted
		December 31,	average	December 31,	average
		2011	exercise price	2010	exercise price
Balance outstanding,
beginning of year		3,968,206	$ 8.42	3,881,341	$ 6.53

	(1)
Options granted		750,000	10.44	1,401,785	8.58
Options forfeited		(89,063)	12.79	(73,375)	7.84
	(2)
Options exercised		(505,525)	3.84	(1,241,545)	2.74
Balance outstanding,
end of year		4,123,618	$ 9.25	3,968,206	$ 8.42

(1)  During the year ended December 31, 2011, the Company granted 750,000 stock options (December 31, 2010 – 1,401,785) with a weighted average exercise price of $10.44 (2010: $8.58) and a fair value of $2,768,208 (2010: $4,705,027) or $3.69 (2010: $3.36) per option.  The fair value was determined for the year ended December 31, 2011 (and December 31, 2010) using an option pricing model assuming no dividends are to be paid, a weighted average historical volatility of the Company’s share price of 58% (December 31, 2010 – 56%), an annual risk free interest rate of 1.92% (December 31, 2010 – 2.12%) and expected lives of three years.

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  Stock option grants are made without reference to current market conditions of the common shares, and at the time of the stock option grant, the exercise price of each option is set no lower than the market value of the common shares at the date of grant.

During the year ended December 31, 2011, the Company recorded share based payment expense of $2,929,828 (December 31, 2010 – $3,091,995) relating to stock options vested to employees and consultants in the year.

(2)  During the year ended December 31, 2011, the weighted average market share price at the time of exercise was $10.45 per share (December 31, 2010 - $8.19 per share).

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

The following table summarizes options outstanding and exercisable as at December 31, 2011:

		Number		(2) Number	Weighted average	Weighted
		outstanding at		exercisable at	remaining	average
	Exercise	December 31,		December 31,	contractual life	exercise
	price ($)	2011		2011	(years)	price
	5.32	176,193		176,193	2.48
	5.36	252,500		252,500	-
	5.54	244,923		244,923	2.31
	6.32	153,266		153,266	2.96
	6.87	50,000		50,000	3.17
	6.95	185,000		185,000	3.65
	7.42	325,000		325,000	3.24
	7.56	35,000		35,000	0.07
(1)	8.15	200,000		200,000	3.65
	8.80	200,000		200,000	0.15
	9.40	35,000		35,000	0.25
	9.92	589,285	(2)	392,856	3.98
	10.01	230,576		230,576	1.50
	10.44	740,000	(2)	323,000	4.67
	11.89	15,000		15,000	3.99
	12.91	266,875		266,875	1.12
	14.15	425,000		425,000	0.79
		4,123,618		3,510,189	2.66	$ 9.25

(1) Inducement options issued outside the Company's Plan in 2010 as an incentive to attract a senior officer.

(2) Unvested options as at December 31, 2011 include:
196,429 options priced at $9.92, which vest on November 15, 2012; and, 417,000 options priced at $10.44, which vest half on July 28, 2012, and half on July 28, 2013.

Subsequent to December 31, 2011, 15,000 stock options priced at $7.56 per share expired unexercised.

9.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its shareholders’ equity comprising of share capital, share option reserve, accumulated other comprehensive loss and deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

As at December 31, 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($26.2 million) to maintain all of its properties and currently planned programs (2012 budget of $16.1 million) for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

10.

FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Mexican value added tax

As at December 31, 2011, the Company had a receivable of $592,201 from the Mexican government for refundable value added tax. Full recovery is expected by management.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

The Company’s maximum exposure to credit risk as at December 31, 2011 is the carrying value of its cash and accounts receivable, and the value of its 44% proportionate cash and accounts receivable held in Minera Juanicipio (Note 6), as follows:

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Cash	$ 26,662,581	$ 39,825,071	$ 26,803,652
Accounts receivable	818,789	2,208,533	2,042,634
44% share of Minera Juanicipio cash and receivables	411,792	757,510	183,311
	$ 27,893,162	$ 42,791,114	$ 29,029,597

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)

Currency risk

The Company’s presentation and functional currency is the Canadian dollar, while the functional currency of its Mexican subsidiaries and associate is the US$.  The Company is therefore exposed to the financial risk related to the fluctuation of foreign exchange rates, both in the Mexican Peso relative to the US$, and in the US$ relative to the Canadian dollar.

The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

A depreciation in the Mexican peso against the US$ will result in a loss to the extent that the Company holds net monetary assets in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of accounts payable and accrued liabilities. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2011 is 17,874,871 Mexican pesos (December 31, 2010 – 18,045,500 pesos).  A 10% depreciation in the peso relative to the US$ would result in a loss as at December 31, 2011 of $130,046 (December 31, 2010 - $150,160).  A 10% appreciation in the peso against the US$ would result in an equivalent decrease in net loss.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

US$ relative to the Canadian Dollar

All of the Company’s foreign subsidiaries report their operating results in the US$, and therefore, exchange rate movements in the US$ relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

At the corporate level, the Company holds a portion of its cash in US$ (US$ 350,009 at December 31, 2011 and US$ 1,199,467 at December 31, 2010).  A 10% depreciation in the US$ relative to the Canadian dollar would result in a loss as at December 31, 2011 of $35,596 (December 31, 2010 - $119,299).  A 10% appreciation in the US$ relative to the Canadian dollar would result in an equivalent decrease in net loss.

Cumulative Translation Adjustment

The Company’s reporting and presentation currency is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries and investment in associate is the US$.  In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, assets and liabilities are translated to the reporting currency using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period), with the resulting exchange differences reported in other comprehensive income (loss).  In substance, the Company's foreign currency exposure with respect to the US$ is comprised of its investment in its associate and in its three Mexican subsidiaries, and the net investment in those foreign operations.  The sensitivity of the Company's other comprehensive loss for the year ended December 31, 2011 due to changes in the US$ exchange rate in relation to the Canadian dollar is summarized as follows: a 10% appreciation in the Canadian dollar against the US$ would increase the comprehensive loss for the year by $7,807,700 and a 10% depreciation in the Canadian dollar against the US$ would decrease the comprehensive loss for the period by $7,807,700.

During the year ended December 31, 2011 the Company recognized a currency translation adjustment gain in other comprehensive loss of $1,729,633 (December 31, 2010: loss of $3,328,238) resulting from the translation to Canadian dollars of the Company’s three Mexican subsidiaries and the Company’s investment in an associate, all which have a US$ functional currency.  This currency translation income in the current year is due to a weakening of the Canadian dollar as measured against the US$, from an exchange rate of 0.9946 C$/US$ at December 31, 2010   to 1.0170 C$/US$ at December 31, 2011.

 (d)

Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.

FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities including warrants, and trade and other payables.  The carrying values of cash, accounts receivable, interest receivable, and accounts payable and accrued liabilities reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

Fair Value Hierarchy		Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Level 1	(1)	$ 504,796	$ 535,876	$ 13,399
Level 2	(2)	-	143,000	-
Level 3	(3)	-	-	-
		$ 504,796	$ 678,876	$ 13,399

(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

(2) The fair value of FVTPL warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy (Note 4). The use of possible alternative reasonable assumptions would not significantly affect the Company’s results.

FVTPL warrants exercised by the Company into available-for-sale marketable securities are transferred from Level 2 fair value measurement to Level 1 once exercised. During the year ended December 31, 2011, the Company exercised 750,000 warrants at a cash cost of $112,500 and reclassified $255,000 from FVTPL warrants to available-for-sale marketable securities, representing the fair value of the FVTPL warrants on the dates of exercise. The Company’s remaining 250,000 FVTPL warrants as at December 31, 2011 have been valued at $nil, using a pricing model assuming no dividends are to be paid, a weighted average volatility of Canasil’s share price of 45%, an annual risk free interest rate of 0.90% and expected life of 0.35 years (Note 4).

(3) There were no financial instruments fair valued within Level 3 of the fair value hierarchy as at December 31, 2011, December 31, 2010 or January 1, 2010.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

12.

SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.

RELATED PARTY TRANSACTIONS

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Since January 2006, these companies have had a common director with the Company.  During the year ended December 31, 2011, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $325,046 (December 31, 2010 - $256,868) and exploration costs totaling $2,453,719 (December 31, 2010 - $2,831,153) under the Field Services Agreement. Included in trade and other payables at December 31, 2011 is $437,415 related to these services (December 31, 2010 - $482,053).

In the prior year ended December 31, 2010, the Company wrote off its Salemex property and under the terms of the option agreement paid Cascabel a final option payment of US$50,000.  Also during the prior year ended December 31, 2010, the Company paid Platinum Group Metals Ltd., a company with three common directors, $19,500 as transitional service fees under an expired office service agreement.

The Company is obligated to a 2.5% net smelter returns royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

These transactions were incurred in the normal course of business, are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2011 (%)	2010 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.(1)	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.(1)	Mexico	Exploration	100%	100%
(1) Incorporated in September 2010.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held  56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel

During the period, compensation of key management personnel was as follows:

	Year ended December 31,
	2011	2010
Short term employee benefits	$ 1,276,100	$ 864,830
Share based payments	2,478,519	2,642,131
	$ 3,754,619	$ 3,506,961

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

14.

COMMITMENTS

As at December 31, 2011, the Company’s minimum lease payments under its office lease agreement, and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)
2012	$ 158,009	$ 246,272	$ 837,520	$ 1,241,801
2013	162,356	390,680	1,530,156	2,083,192
2014	162,356	311,870	2,461,900	2,936,126
2015	-	460,000	1,017,000	1,477,000
	$ 482,721	$ 1,408,822	$ 5,846,576	$ 7,738,119

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

15.

ARBITRATION AWARD

In a ruling dated April 28, 2011, the Company was awarded damages of US$1.86 million ($1,799,775) in a favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo.  The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009, and has been recorded as income in the year. All legal expenditures related to the arbitration were previously expensed as incurred.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

16

INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31	December 31
	2011	2010
Current taxexpense	$ -	$ -
Deferred taxexpense	(854,319)	-
Total income tax expense	$ (854,319)	$ -

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

	2011	2010

Loss for the year before income taxes	$ (7,405,248)	$ (12,592,982)
Statutory taxrate	26.50%	28.50%

Recovery of income taxes computed at statutory rates	$ 1,962,391	$ 3,589,000
Non-deductible expenses and taxable Mexican inflationary gains	(1,445,486)	(1,761,523)
Higher effective taxrate on loss in foreign jurisdiction	95,762	88,256
Unrecognized deferred taxassets	(510,278)	(1,632,422)
Impact of foreign exchange and other	(956,708)	(283,311)
Total income tax expense	$ (854,319)	$ -

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred income tax assets and liabilities as at December 31, 2011 and 2010 and January 1, 2010 are as follows:

	December 31	December 31	January 1,
	2011	2010	2010

Tax Losses - deferred tax assets	2,418,335	-	12,316,765

Excess of book value of exploration and evaluation assets
and investment in associate over tax values	(3,272,654)	-	(12,316,765)
Net deferred tax tax liability	(854,319)	-	-

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	2011	2010
Tax Losses	$ 23,988,005	$ 27,103,757
Financing fees	1,240,831	2,426,839
Cumulative eligible capital	696,282	522,160
Other	285,254	146,946

Total	$ 26,210,372	$ 30,199,702

During the year ended December 31, 2011, in accordance with an administrative interpretation by the Mexican tax authorities, the Company filed amended tax returns in Mexico for the years 2006 through 2009 with the effect of converting some of its tax loss carryforwards into capital assets for tax purposes, the impact of which is reflected above in the year ended December 31, 2010.

At December 31, 2011, the Company has non-capital loss carryforwards in Canada aggregating $23,988,005 (2010-$21,206,918) which expire over the period between 2014 and 2032, available to offset future taxable income in Canada, and the Company has capital loss carryforwards in Canada of $252,000 (2010-$252,000) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2011, the Company has tax loss carryforwards in Mexico aggregating $8,636,910 (2010-$5,896,839) which expire over the period 2018 to 2020, available to offset future taxable income in Mexico.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

At December 31, 2011, the Company has $1,170,266 (2010: $608,769) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated.  There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds.

17

TRANSITION TO IFRS

As set out in Note 2, these consolidated financial statements have been prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s comparative financial position and comparative financial performance is set out in this note.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010, and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s date of transition to IFRS).   IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows, it resulted in changes to the statement of financial position and statement of loss and comprehensive loss as set out below in the reconciliation of previously reported financial statements to IFRS:

•

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010;

•

Consolidated Statement of Financial Position Reconciliation – December 31, 2010;

•

Consolidated Statement of Comprehensive Loss Reconciliation – year ended December 31, 2010.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

The January 1, 2010 Canadian GAAP transitional consolidated statement of financial position has been reconciled to IFRS as follows:

			January 1, 2010
			Effect of transition to IFRS
			Change in
		Canadian	Functional	IFRS 1
		GAAP	Currency	Election	IFRS
	Note 17:		( c )	(e)(ii)
ASSETS
Current Assets
Cash		$ 26,803,652	-	-	$ 26,803,652
Accounts receivable		2,042,634	-	-	2,042,634
Marketable securities		13,399	-	-	13,399
Prepaid expenses		91,300	-	-	91,300
TOTAL CURRENT ASSETS		28,950,985	-	-	28,950,985
EQUIPMENT		149,070	-	-	149,070
INVESTMENT IN ASSOCIATE	(a)	8,610,350	1,227,435	-	9,837,785
EXPLORATION AND EVALUATION ASSETS	(b)	44,943,133	(2,095,794)	-	42,847,339
TOTAL ASSETS		$ 82,653,538	$ (868,359)	$ -	$ 81,785,179

CURRENT
Trade and other payables		$ 1,076,606	-	-	$ 1,076,606

Share Capital		107,614,849	-	-	107,614,849
Share option reserve (formerly contributed surplus)		11,177,518	-	-	11,177,518
Accumulated other comprehensive loss		(1,790,132)	(929,330)	2,722,291	2,829
Deficit		(35,425,303)	60,971	(2,722,291)	(38,086,623)
TOTAL SHAREHOLDERS' EQUITY		81,576,932	(868,359)	-	80,708,573
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 82,653,538	$ (868,359)	$ -	$ 81,785,179

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

			December 31, 2010
			Effect of transition to IFRS
			Change in
		Canadian	Functional	IFRS 1
		GAAP	Currency	Election	IFRS
	Note 17:		( c )	(e)(ii)
ASSETS
Current Assets
Cash		$ 39,825,071	-	-	$ 39,825,071
Accounts receivable		2,208,533	-	-	2,208,533
Marketable securities		678,876	-	-	678,876
Prepaid expenses		85,809	-	-	85,809
TOTAL CURRENT ASSETS		42,798,289	-	-	42,798,289
EQUIPMENT		180,395	-	-	180,395
INVESTMENT IN ASSOCIATE	(a)	11,654,145	620,620	-	12,274,765
EXPLORATION AND EVALUATION ASSETS	(b)	56,466,139	(4,596,989)	-	51,869,150
TOTAL ASSETS		$ 111,098,968	$ (3,976,369)	$ -	$ 107,122,599

CURRENT
Trade and other payables		$ 2,320,261	-	-	$ 2,320,261

Share Capital		146,021,112	-	-	146,021,112
Share option reserve (formerly contributed surplus)		12,410,963	-	-	12,410,963
Accumulated other comprehensive loss		(1,404,695)	(4,267,728)	2,722,291	(2,950,132)
Deficit		(48,248,673)	291,359	(2,722,291)	(50,679,605)
TOTAL SHAREHOLDERS' EQUITY		108,778,707	(3,976,369)	-	104,802,338
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 111,098,968	$ (3,976,369)	$ -	$ 107,122,599

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended December31, 2010 has been reconciled to IFRS as follows:

		Year ended December 31, 2010
			Effect of
		Canadian	transition to
	Note 17	GAAP	IFRS	IFRS

EXPENSES
Accounting and audit		$ 687,782	-	$ 687,782
Amortization		76,762	-	76,762
Filing and transfer agent fees		140,048	-	140,048
Foreign exchange loss	(c ) iii	173,121	(70,776)	102,345
General office expenses		723,449	-	723,449
Legal		3,196,063	-	3,196,063
Management and consulting fees		1,990,699	-	1,990,699
Exploration and evaluation assets written off	(c ) ii	2,558,366	(159,612)	2,398,754
Shareholder relations		327,265	-	327,265
Share based payment expense	(d)	3,091,995	-	3,091,995
Travel		320,423	-	320,423
		13,285,973	(230,388)	13,055,585

INTEREST INCOME		322,403	-	322,403
GAIN ON WARRANT MARK-TO-MARKET		140,200	-	140,200
NET LOSS		$ (12,823,370)	$ 230,388	$ (12,592,982)

OTHER COMPREHENSIVE INCOME (LOSS)
CURRENCY TRANSLATION ADJUSTMENT	(c )(i), (e)(ii)	10,160	(3,338,398)	(3,328,238)
UNREALIZED GAIN ON
MARKETABLE SECURITIES		375,277	-	375,277
		385,437	(3,338,398)	(2,952,961)

COMPREHENSIVE LOSS		$ (12,437,933)	$ (3,108,010)	$ (15,545,943)

The following paragraphs explain the key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP and their impacts on the Company’s consolidated statements of financial position and consolidated statements of comprehensive loss:

a)

Investment in Associate  -  Previously under Canadian GAAP, the Company’s investment in the Minera Juanicipio Joint Venture was classified as “Investment in Minera Juanicipio S.A. de C.V.”  Under IAS 28 Investments in Associates, the term “associates” is used for investments in entities where the investor has significant influence, and accordingly under IFRS terminology, MAG’s 44% interest in the Minera Juanicipio Joint Venture is now classified as an “associate” under IFRS.  The investment is still accounted for using the equity method, and the change in name classification did not have any quantitative impact on the balance, which only changed as a result of the change in functional currency as described in Note 17 (c) below.

b)

Previously the Company classified its property expenditures as either “mineral rights” (costs to acquire options to acquire interests in unproven mineral properties) or “deferred exploration costs” (direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies).  IFRS 6 “exploration for and evaluation of mineral resources,” which prescribes the financial reporting for the exploration for and evaluation of mineral resources, defines ‘phases of a mine’s operations’ as either: exploration; evaluation; development; construction; production; and closure (each with their own accounting implications).  The previously capitalized ‘mineral rights’ and ‘deferred exploration costs’ have been classified as “exploration and evaluation costs” consistent with IFRS terminology. This change in name classifications did not have any quantitative impact on the balance, which only changed as a result of the change in functional currency as described in Note 17 (c) below.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

c)

IAS 21, “The effects of changes in foreign exchange rates” requires that each individual entity within a reporting entity (parent, foreign subsidiaries, and associates) must determine its own functional currency.  A list of primary and secondary indicators is used under IFRS in this determination, and these differ in content and emphasis to a certain degree from those factors used under Canadian GAAP.  IAS 21 sets out a more specific approach to determining the functional currencies of a reporting entity and its subsidiaries, and prioritizes influencing factors. Under Canadian GAAP, no factor is identified as having any greater relative importance.

Under Canadian GAAP, the Company and all of its wholly owned subsidiaries operated with the Canadian dollar as their functional currency, with the Mexican subsidiaries considered as ‘integrated’ subsidiaries and translated accordingly using the temporal method of translation, with foreign exchange gains losses impacting the Statement of Operations. The Mexican subsidiaries were considered to have a Canadian functional currency because of their reliance on the parent company to finance their operations and provide key decision making.

Effective December 31, 2007, under Canadian GAAP, the Company had concluded that the functional currency of its 44% owned Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company translated its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss, a component of shareholders’ equity.

In re-assessing the functional currency of each entity under IFRS guidelines, management concluded that the functional currency of each of the three Mexican subsidiaries and of its 44% owned associate, Minera Juanicipio, is the US$.  This determination was based on the fact that the US$ is the influencing factor in the primary indicators used in the IFRS evaluation. Specifically, the majority of operating expenditures in Mexico were either denominated and transacted in US$, or transacted in Mexican Pesos, but determined by the US$.  The Company also considered secondary indicators and noted that the weight given to the currency of financing under Canadian GAAP is diminished under the IFRS analysis. Consequently, the Company concluded under IFRS that the US$ is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate.

As a result, the Mexican subsidiaries and the associate Minera Juanicipio have a different functional currency (US$) than previously determined under Canadian GAAP:

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

Entity:	Functional Currency under Canadian GAAP	Functional Currency under IFRS
Mexican Subsidiaries	Canadian Dollar	US$
Investment in Associate	Mexican Peso	US$

(i)

As a result of this change, rather than translating the Mexican subsidiaries to the Canadian dollar using the temporal method of translation, the subsidiaries have retrospectively been translated into the Canadian dollar consolidation using a translation methodology that parallels the current rate method, with foreign exchange differences going through a ‘Cumulative Translation Adjustment’ within shareholders’ equity.  The net investment in the associate has also been retrospectively recast with a US$ functional currency, prior to the translation to Canadian dollars using the current rate method.

The qualitative affects of the change in functional currencies are as follows:

Increase (Decrease) in:	January 1, 2010	December 31, 2010
Investment in associate	$ 1,227,435	$ 620,620
Exploration and evaluation assets	$(2,095,794)	$(4,596,989)
Accumulated other comprehensive loss	$ (929,330)	$(4,267,728)
Deficit	$60,971	$291,359

For the year ended December 31, 2010, the ($3,338,398) effect of IFRS on the currency translation adjustment is to reflect the translation loss in the current period due to a strengthening of the C$ as measured against the US$, from an exchange rate of 1.0510 C$/US$ at December 31, 2009 to 0.9946 C$/US$ at December 31, 2010.

ii)

For the year ended December 31, 2010, the changes in functional currency also had the effect of decreasing the exploration and evaluation assets written off by the Company by $159,612. The retrospective translation of the Mexican subsidiaries has the effect of changing the valuation of exploration and evaluation assets as noted above, and hence the valuation of such assets when written off.

For the year ended December 31, 2010, exploration and evaluation assets written off:
	GAAP	Difference	IFRS
Camino Duro Project	$397,340	$ (14,592)	$382,748
Salamex Project	$2,161,026	$(145,020)	$2,016,006
Total write off	$2,558,366	$(159,612)	$2,398,754

iii)

For the year ended December 31, 2010, the changes in functional currency also had the effect of decreasing the Company’s foreign exchange loss by $70,776.  Under IFRS, with a US$ functional currency, foreign exchange gains and losses in the Mexican subsidiaries are determined by fluctuations in the Mexican Peso relative to the US$.  Under GAAP, with a Canadian dollar functional currency, foreign exchange gains and losses in the Mexican subsidiaries are determined by fluctuations in the Mexican Peso relative to the Canadian dollar.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

d)

IFRS 2 share based payments

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period, with forfeitures of awards recognized as they occur.  Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeiture estimates for each tranche are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. There were no differences in the calculation of share based payments under IFRS as compared to under Canadian GAAP in the Company’s circumstances.

e)

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS.  Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(i)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken this election and will apply IFRS 3 prospectively to business combinations that occur on or after January 1, 2010.

(ii)

Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed as at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference of $2,722,291 that arose from translating the Company’s Mexican operations prior to January 1, 2010, and adjusted retained earnings by the same amount ($2,722,291) at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

iii)

Share-based payment transactions

The Company has elected under IFRS 1 to not apply IFRS 2 to equity settled share based payments that were granted on or before November 7, 2002 or to equity settled share based payments that were granted subsequent to November 7, 2002 but vested before the date of transition to IFRS.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guideline to its opening statement of financial position dated January 1, 2010:

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

As at December 31, 2011 (expressed in Canadian dollars unless otherwise stated)

iv)

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

MAG SILVER CORP. Management's Discussion & Analysis For the year ended December 31, 2011
Dated: March 30, 2012

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BCV6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

OVERVIEW

MAG Silver Corp. ("MAG" or the "Company") is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a "reporting issuer" in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting "foreign issuer" in the United States of America.

The following Management Discussion and Analysis ("MD&A") of MAG focuses on the financial condition and results of operations of the Company for the years ended December 31, 2011 and 2010.  It is prepared as of March 29, 2012 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under "Risks and Uncertainties" in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed AIF.  More information about the Company including its Annual Information Form ("AIF") and recent financial reports are available on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("National Instrument 43-101" or "NI 43-101") and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a "Qualified Person" for purposes NI 43-101.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and "Indicated Resources."  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

SELECTED ANNUAL INFORMATION AND OVERALL PERFORMANCE

The following table summarizes selected financial data for the Company's three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.

	Year ended Dec. 31, 2011	Year ended Dec. 31, 2010	Year ended Dec. 31, 2009(5)
Revenues(1)	$506,226	$322,403	$298,506
Net Loss(2)	($8,259,567)	($12,592,982)	($13,490,210)
Net Loss per Share	($0.15)	($0.24)	($0.27)
Total Assets(3)	$105,390,302	$107,122,599	$82,653,538
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:

(1)

The Company's only source of revenue during the years ending December 31, 2009 to 2011 was interest income from GIC's and from high interest savings accounts held by the Company.  The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)

The normal course of business of the Company is to explore its mineral properties as appropriate. The loss variation in the above table reflects, amongst other things, the periodic write-down of exploration and evaluation assets, stock compensation expense (a non-cash charge), and fluctuations in activity levels. The current year's net loss includes $540,550 in exploration and evaluation assets written off (see "Results of Operations" below) compared to $2,398,754 and $3,718,518(5) in 2010 and 2009 respectively, and stock compensation expense of $2,929,828 compared to $3,091,995 and $1,804,465(5) in 2010 and 2009 respectively. The 2011 loss was partially offset by a favourable $1,799,775 arbitration award received in the year (see "Fresnillo Arbitration" below).

(3)

At the end of 2011, the Company held $26,662,581 in cash compared to $39,825,071 at December 31, 2010 and $26,803,652(5) at December 31, 2009, and the Company had $61,988,530 in exploration and evaluation assets compared to $51,869,150 at December 31, 2010 and $42,827,339(5) at December 31, 2009.  Total assets decreased marginally from December 31, 2010 to December 31, 2011 primarily as a result of the Company's lower cash balance held at 2011 year end, which was offset by increased exploration and evaluation assets held. The decreased cash and the increased exploration and evaluation assets are reflective of the continued exploration on the Company's mineral properties during the year. There were no financings completed in either 2011 or 2009 (2010, a brokered private placement financing closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775).

(4)

The Company has not declared or paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

(5)

All 2009 figures, are as reported under Canadian Generally Accepted Accounting Principles (2010 and 2011 figures as reported under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB")).  The 2009 balances are not comparable with 2010 and 2011 due to Canadian GAAP vs. IFRS differences that affect the Company (see Note 17 of the consolidated audited financial statements for the year ended December 31, 2011, and the commentary below in "Comparison of IFRS to Canadian GAAP - Key Differences for the Company").

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

FINANCIAL PERFORMANCE

At December 31, 2011, the Company had working capital of $26,217,691 (compared to $40,478,028 at December 31, 2010), including cash on hand of $26,662,581 (compared to $39,825,071 at December 31, 2010). The Company's reserves of cash originate from financings. There were no financings in 2011. Cash and working capital from the prior period included net proceeds of $33,148,722 from a completed bought deal financing that closed in the prior year on May 18, 2010.

The Company's net loss for the year ended December 31, 2011 amounted to $8,259,567 (2010: $12,592,982).  The net loss  for the year ended December 31, 2011 is less than the comparable loss for the year ended 2010, primarily due to: the receipt of an arbitration award of $1,799,775 (US $1.86 million) in May 2011 recognized as income related to the arbitration proceedings against Fresnillo plc ("Fresnillo") (see "Fresnillo Arbitration" below); and, due to the fact that exploration and evaluation costs written off in the year ended December 31, 2011 amounted to $540,550 for the San Ramone Property which was less than exploration and evaluation cost write-downs during the year ended December 31, 2010 which totaled $2,398,754 relating to the Salamex and Camino Duro properties.

During the year ended December 31, 2011, the Company granted 750,000 stock options (2010: 1,401,785), and recorded $2,929,828 (2010: $3,091,995) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model, assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 58% (2010: 56%), an annual risk free interest rate of 1.92% (2010: 2.12%) and expected option lives of three years.

Accounting and audit fees for the year ended December 31, 2011 of $778,791 (2010: $687,782) increased from the comparable prior period as the Company incurred additional administrative, tax advisory, and strategic planning costs related to an internal restructuring of its Mexican property holdings.  Legal fees incurred during the year ended December 31, 2011 of $1,494,949 (2010: $3,196,063) decreased in comparison to the prior period as the arbitration proceedings against Fresnillo concluded favourably in the current year.  For the year ended December 31, 2011, shareholder relations expenses increased slightly to $342,866 (2010: $327,265) while travel costs decreased to $290,345 (2010: $320,423), as the Company increased investor awareness through local activities more than in the prior period. Filing and transfer agent fees increased to $191,858 (2010: $140,048) due to higher annual listing fees with the TSX and American Stock Exchange.  The foreign exchange loss increased to $181,475 (2010: $102,345) due to the weakening of the Mexican Peso as measured against the United States dollar ("US$"). General office expenses increased to $812,549 (2010: $723,449) as a result of increased office rent and increased costs to administer foreign subsidiaries. Other expenses incurred during the year ended December 31, 2011 including amortization of $60,826 (2010: $76,762) and management and consulting fees of $2,083,712 (2010: $1,990,699) were all comparable with the prior period's expenses. Interest income earned for the year ended December 31, 2011 increased to $506,226 (2010: $322,403) due to interest received on IVA collected during the year and due to marginally higher interest rates than in the comparable period.

During the year ended December 31, 2011 the Company recorded a deferred income tax expense of $854,319 (2010: Nil) due to the depreciation of the Mexican peso as compared to the US$.  The resulting affect was a decrease in the Company's tax basis of assets in Mexico as compared to corresponding book values, creating a deferred tax liability on the temporary difference.

During year ended December 31, 2011 the Company also recognized a currency translation adjustment in other comprehensive income of $1,729,633 (2010: $3,328,238 loss) resulting from the translation to Canadian dollars ("C$") of the Company's three Mexican subsidiaries and the Company's investment in an associate, all which have a US$ functional currency.  The currency translation income in the current period is due to a weakening of the C$ as measured against the US$, from an exchange rate of 0.9946 C$/US$ at December 31, 2010 to 1.017 C$/US$ at December 31, 2011. The Company's net investment in these foreign operations is subject to currency risk with respect to the C$/US$ exchange rate (see Note 10 (c) in the notes the audited consolidated financial statements as at December 31, 2011).

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

During the year ended December 31, 2011 the Company recognized an unrealized loss of $483,081 (2010: gain of $375,277) in other comprehensive income on marketable securities held and designated as available-for-sale instruments.

RESULTS OF OPERATIONS

During the year ended December 31, 2011, the Company's directly incurred joint venture expenditures on the Juanicipio property amounted to $439,107 (2010: $163,592), and its joint venture advances amounted to $2,188,177 (2010: $2,767,875).  Drilling on the Juanicipio property is being conducted by the project operator, Fresnillo, and the Company's share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. ("Minera Juanicipio") (see Juanicipio Property below).  During the year ended December 31, 2011, the Company's direct exploration activity was focused on its 100% owned Cinco de Mayo property, where $6,377,680 (2010: $10,342,852) was incurred in exploration and evaluation expenditures and 25,716 metres (2010: 59,192) were drilled (see Cinco de Mayo Property below).  The combined 2011 exploration and evaluation expenditures on all properties totaled $12,127,175 (2010: $16,574,677).  During the year ended December 31, 2011 the San Ramone property was written off at $540,550 (2010: $2,398,754 relating to Salamex and Camino Duro) as exploration results did not meet the Company's criteria for maintaining the property (see below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts at this time three significantly identified high grade silver (gold, lead and zinc) veins: the Valdecañas Vein and the Juanicipio Vein.

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company's share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, directly incurred by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property.  For the year ended December 31, 2011, the Company's joint venture advances and direct expenditures totaled $2,627,284 (December 31, 2010: $2,931,467), comprising $2,188,177 (December 31, 2010: $2,767,875) as its 44% share of cash advances, and a further $439,107 (December 31, 2010: $163,592) expended directly by the Company on project oversight and on a parallel resource estimate on the property (see Updated Independent Resource Estimate - Roscoe Postle Associates Inc. below).  Cumulatively to December 31, 2011, the Company has expended on its own account and/or advanced Minera Juanicipio a total of $15,164,462 (2010: 12,274,765) for its 44% of acquisition and exploration costs.

Evaluation and exploration expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2011 amounted to US$5.5 million (2010 US$5.2 million). The level of drilling undertaken during the year exceeded the initial 2011 Minera Juanicipio exploration budget of US$ 4.5 million, and in September 2011, a budget increase of $US 1.0 million (MAG's share US$ 440,000) was approved to cover the cost of continued drilling and to increase the 2011 budgeted meterage to 31,000 metres.  For the year ended December 31, 2011, Minera Juanicipio completed 27,870 metres of drilling on the property in 37 holes, representing approximately 90% of the revised 2011 budgeted drilling meterage.  Drilling in 2011 was directed to the Valdecañas Vein in order to continue to convert inferred resources into indicated resources, and exploration work also continued along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. Exploration also focused on new areas in the search for other deeply buried veins on the Juanicipio property.

In August 2011, Minera Juanicipio confirmed the discovery of a new high grade structure on the Juanicipio Property. The "Las Venadas" Structure lies approximately mid-way between the Valdecañas and Juanicipio Veins.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Fresnillo reported that drill Hole 43P has a vein intercept of 3.82 metres (true width) grading 491 grams per tonne ("g/t") silver (14.3 ounces per tonne ("opt")) and 2.70 g/t gold, with negligible lead and zinc.  Within the intercept is a higher grade zone reporting 1.52 metres (true width) grading 965 g/t silver (28.1 opt) and 6.39 g/t gold.  A further down dip bore hole, Hole 44P, has cut 2.43 metres (true width) of 0.44 g/t gold and 121 g/t silver. Collectively these three bore holes (all on one section) confirm the discovery of a new vein on the Juanicipio property. The significance of this new vein remains to be determined by further drilling.

The Company is in receipt of assay results to the end of February 2012 from infill drilling designed to convert Inferred Resources to Indicated Resources on the Valdecañas Vein and delineate the high grade ore shoot emerging on the Juanicipio Vein.  As provided by the operator Fresnillo, results are as follows (and please note that many of the holes reported here represent holes drilled to delineate the top of the bonanza zone and provide limits to the known mineralization):

Valdecañas Vein:

•

Hole J014 drilled on Valdecañas Vein intersected 0.74 metres (true width) assaying 0.07 g/t gold and 16 g/t silver.

•

Hole J19 drilled on Valdecañas Vein intercepted 5.73 metres (true width) with 0.67 g/t gold and 222 g/t silver along with 3.60% lead plus zinc.

•

Hole J13 cut the Valdecañas Vein revealing 2.17 metres (true width) grading 0.08 g/t gold and 20 g/t silver.

•

Hole JO6 drilled on Valdecañas intersected multiple zones (all reported as true width) including the hanging wall and foot wall veins: the first zone carried 0.21 g/t gold, 664 g/t silver and 3.31% combined lead plus zinc;  Valdecañas recorded 0.52 metres at 0.13 g/t gold, 109 g/t silver and 0.12% lead plus zinc; a breccia zone contained 0.81 metres of 0.39 g/t gold, 1,760 g/t silver and 1.48% lead and zinc another 0.23 metres grading 1.13 g/t gold, 101g/t silver; and, deeper still at 712.40 metres the hole intercepted 1.13 metres with 0.36 g/t gold and 269 g/t silver along with 1.44% lead and zinc.

•

Hole J16 was terminated and did not intercept the vein.

•

Hole MI, which cut 7.19 metres grading 434 g/t (12.6 opt) silver, 1.07 g/t gold, 1.19% lead and 3.90% zinc.

•

Hole RE, returned intercept of 10.44 metres grading 3.77 g/t gold, 1,258 g/t silver, 14.83% combined lead and zinc.

•

Hole JO9 intersected 5.13 metres with 1.28 g/t gold, 502 g/t silver, and 3.54% combined lead and zinc.

•

Hole J18 intersected 2.26 metres with 0.04 g/t gold, 39 g/t silver and 0.27% combined lead and zinc.

•

Hole J12 intersected 0.70 metres with 0.1 g/t gold, 19 g/t silver and 0.00% combined lead and zinc.

•

Hole J04B intersected 3.13 metres with 8.5 g/t gold, 1,905 g/t silver and 0.42% combined lead and zinc.

•

Hole J03 interested 2.86 metres with 0.30 g/t gold, 383 g/t silver and 4.01% combined lead and zinc.

•

Hole 22M interested 5.05 metres with 1.2 g/t gold, 215 g/t silver and 17.68 % combined lead and zinc, and also cut 3 zones of stockwork:

1) 15.11 metres with 0.07 g/t gold, 7 g/t silver and 0.14%  combined lead and zinc;

  2) 12.60 metres, with assays pending; and,

  3) 8.34 metres, with assays pending.

Juanicipio Vein:

•

Hole 19.5R cut the Juanicipio vein with 0.60 metres (true width) assaying 0.13 g/t gold, 18 g/t silver and 0.73% lead and zinc.

•

Hole 17.5R cut another high grade intercept: 1.72 metres (true thickness) grading 1,597 g/t (46.5 ounces per ton (opt)) silver, 6.92 g/t (0.20 opt) gold, 0.81% lead and 2.06% zinc.  A 0.73 metre section within this intercept assayed 3,470 g/t silver (101.2 opt), 15.45 g/t gold (0.45 opt) and 1.65% lead and 4.44% zinc. Hole 17.5R lies approximately 50 metres below Hole 18R that cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead.

•

Hole 17S intersected 1.47 metres at 0.20 g/t gold, 103 g/t silver and 5.96% combined lead and zinc.

•

Hole 16S intersected 2.20 metres at 1.67 g/t gold, 108 g/t silver and 12.88% combined lead and zinc.

Currently, eight drills continue in operation on the property.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Updated Preliminary Economic Assessment ("UPEA")

In July of 2010, Minera Juanicipio engaged AMC Mining Consultants (Canada) Ltd ("AMC") to undertake the preparation of a technical study for the development of a 'standalone' underground silver mine on the Valdecañas Vein of the Juanicipio property (the "AMC Study").  The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed and MAG expects it to include a compilation of possible mine development scenarios and their associated economic advantages.  The AMC Study will comply with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and will be issued in the form of an updated Preliminary Economic Assessment, based on both Indicated and Inferred Resources.

By the second quarter of 2011, after the review of two preliminary working drafts of the AMC Study, it was determined that the AMC Study should be completed based on an updated independent resource estimate.  At a June 2011 board of directors meeting of Minera Juanicipio, the board unanimously approved the hiring of a qualified and internationally recognized independent consultant to carry out an independent updated resource estimate based on drilling done on the property up to June 2011.  Strathcona Mineral Services Limited ("SMS") was contracted in July 2011 to prepare the "SMS resource estimate," which would comply with the provisions of NI 43-101 and would be used by AMC as a basis for the AMC Study.  The updated SMS resource estimate was completed in early November and the results are presented in the following Table 1.

Table 1: Strathcona Mineral Services, Juanicipio Resource Estimate for use in AMC Study - All Veins as of June 2011.

Classification	Tonnes (millions)	Silver (g/t)	Silver (million Ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas Vein
Indicated	5.7	702	128	1.9	2.2	4.2
Inferred	2.0	459	30	2.0	1.6	3.1
Footwall (Desprendido) Vein
Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio Vein
Inferred	0.5	638	10	0.8	0.9	1.7
All Veins
Total Indicated	5.7	702	128	1.9	2.2	4.2
Total Inferred	4.3	513	71	1.4	1.6	3.0

*Parameters and definitions for the SMS resource estimation

1.

CIM Definition Standards have been followed for classification of mineral resources.

2.

Mineral resources are reported at a silver cut-off grade of 100 grams per tonne.

3.

The mineral resource estimate uses drill hole data available as of May 30, 2011.

4.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

5.

Totals may not add correctly due to rounding.

Indicated Mineral Resources were estimated to total 5.7 million tonnes at 702 g/t (22.6 opt) silver, 1.9 g/t gold, 2.2% lead, and 4.2% zinc. Total contained metals in the Indicated Resource are 128 million ounces of silver, 346,000 ounces of gold, 268 million pounds of lead, and 521 million pounds of zinc.  Almost 64% of the total ounces are now classified as Indicated and these lie exclusively in the Valdecañas Vein.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

At the same silver cut-off value of 100 g/t, Inferred Mineral Resources were estimated to total 4.3 million tonnes at 513 g/t (16.5 opt) silver, 1.4 g/t gold, 1.6% lead, and 3.0% zinc.  The Inferred Resources contain an additional 71 million ounces of silver, 192,000 ounces of gold, 152 million pounds of lead, and 280 million pounds of zinc.  Approximately 36% of the total silver ounces are now classified as Inferred and are contained within the Valdecañas Vein, the Footwall (Desprendido) Vein and the Juanicipio Vein (see Table 1 above).

In November 2011, this jointly commissioned SMS NI 43-101 independent resource estimate was forwarded to AMC where the block model developed by SMS is being used to form the basis for the AMC Study.  Subsequent to year end, the Company and its advisors have been diligently reviewing all draft work provided by AMC.  A recent Technical Committee meeting was held on March 9, 2012 and was attended by the Company, Fresnillo and AMC, to review some of the key inputs for the study, to discuss certain analyses and to set a final timeline for completion of the study.  As a result of the agreed upon work plan coming out of the March 9 meeting, the timeline for delivery of the final report has been set back by a few weeks.  Although no assurances can be made regarding the timing for delivery of the final AMC Study, Minera Juanicipio now anticipates that the study will be completed in May 2012. Completion of the AMC Study will mark an important milestone in moving the Juanicipio project to the next level.

The SMS Mineral Resources for the Juanicipio Property disclosed in this MD&A have been estimated by Mr. Henrik Thalenhorst, P.Geo an employee of Strathcona Mineral Services Limited who is independent of MAG. The technical report dated November 11, 2011 and entitled "Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico" was authored by Mr. Thalenhorst.  By virtue of his education and relevant experience, Mr. Thalenhorst is a "Qualified Person" for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Thalenhorst, P.Geo., has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Updated Independent Resource Estimate -  Roscoe Postle Associates Inc.

On December 19, 2011, the Company announced an independent updated mineral resource estimate ("August 2011 RPA estimate") for the Juanicipio Property completed by Roscoe Postle Associates Inc. ("RPA") (see Table 2 below).  The August 2011 RPA estimate was based on drill results available to August 5, 2011 and was prepared on behalf of the Company, in parallel with the June 2011 estimate by SMS.  The Company continues to commission its own mineral resource estimates and technical analyses to ensure the integrity of the resource estimates and analyses conducted and published on behalf of the Joint Venture.

The August 2011 RPA estimate indicates more contained silver and gold as compared to the June 2011 resource estimate by SMS.  The additional contained ounces are explained by RPA's inclusion of several additional drill holes in the Juanicipio Vein, the addition of two extra zones (Stockwork and Hanging Wall Vein 1) and a different approach to the calculation of cut-off grade.  The August 2011 RPA estimate uses a cut-off of US$55.00/tonne Net Smelter Return ("NSR"), which includes contained values for silver, gold and base metals.  The June 2011 SMS resource estimate uses 100 g/t contained silver as a cut-off grade for resource reporting.  Both approaches are industry acceptable.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Table 2: August 5, 2011 RPA Resource Estimate prepared on behalf of the Company

RPA August 2011* $US55 NSR Cut-Off	Tonnage M t	Ag g/t	Au g/t	Pb %	Zn %	Ag M oz	Au K oz	Pb M lb	Zn M lb
INDICATED
Valdecañas Main Vein	5.6	694	2.1	2.0	4.0	125	371	247	499
Footwall (Desprendido) Vein 1	0.3	1,359	0.4	1.8	4.2	13	3.3	12	27
Hanging Wall Vein 1	0.3	755	0.8	1.1	1.9	8.2	9.2	8.4	14
Total Indicated	6.2	728	1.9	1.9	3.9	146	384	267	539
INFERRED							-
Valdecañas Main Vein	4.4	332	1.7	1.9	3.2	47	240	181	306
Footwall (Desprendido) Vein 1	0.7	456	0.8	1.0	1.3	11	18	16	21
Hanging Wall Vein 1	0.1	553	0.5	0.6	1.4	1.4	1.1	1.0	2.5
Footwall Vein 2	0.2	145	1.3	3.2	4.9	0.8	7.3	12	18
Stockwork Zone	0.6	44	1.3	0.6	1.5	0.9	27	8.4	20
Juanicipio Vein	1.1	693	2.2	0.7	1.3	24	77	17	32
Total Inferred	7.1	373	1.6	1.5	2.6	85	370	236	400

*Parameters and definitions for the RPA resource estimation

1.

CIM definitions were followed for Mineral Resources.

2.

Mineral Resources are estimated at an incremental NSR cut-off value of US$55 per tonne.

3.

Mineral Resources are estimated using metal prices of US$19.25/oz Ag, US$1,100/oz Au, US$0.93/lb Pb and US$0.88/lb Zn, and metal recoveries of 95% for Ag, 88% for Au, 94% for Pb, and 87% for Zn.

4.

A minimum mining width of 1.5 metres was used.

5.

Numbers may not add correctly due to rounding.

6.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Indicated Mineral Resources are estimated by RPA to total 6.2 million tonnes of 728 g/t silver, 1.9 g/t gold, 1.9% lead, and 3.9% zinc at an NSR cut-off value of US$55.00 per tonne.  Total contained metals in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.

Indicated Mineral Resources in the RPA resource estimate are higher by 18 million ounces of silver and 38,000 ounces of gold as compared to the June 2011 SMS resource estimate.

At the same cut-off value of US$55.00 per tonne, Inferred Mineral Resources are estimated by RPA to total 7.1 million tonnes of 373 g/t silver, 1.6 g/t gold, 1.5% lead, and 2.6% zinc.  The Inferred Resources are estimated to contain 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

The Indicated Mineral Resources are located in the Valdecañas Main Vein, the Hanging Wall Vein #1, and, for the first time, in the Footwall Vein #1.  The Inferred Mineral Resources are contained within the Valdecañas Main Vein, several hanging and footwall veins, a stock-work zone located within the Valdecañas structure and the Juanicipio Vein, located 1,100 metres to the south of the Valdecañas Vein.

The August 2011 RPA resource estimate for the Juanicipio Property disclosed in this MD&A has been estimated by Mr. David Ross, P.Geo., an employee of Roscoe Postle Associates Inc. and independent of MAG.  The "Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico" dated February 1, 2012 and was authored by Mr. Ross.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Quality Assurance and Control - Juanicipio: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Both the RPA and SMS NI 43-101 technical reports have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cinco de Mayo Property

The Cinco de Mayo Project is a 15,000 hectare district scale project owned 100% by the Company.  Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG's four Carbonate Replacement Deposit ("CRD") style targets. The project consists of three major parts: the Jose Manto silver-lead-zinc body; the Pozo Seco high grade molybdenum-gold resource area; and, the surrounding Cinco de Mayo exploration area.

Much of the work done in 2011 was focused in the emerging "Polaris Zone" and the zone between the Jose Manto and Cinco Ridge a distance of almost 4 kilometres, which lies at the east of the Sierra Santa Lucia well within the general Cinco de Mayo exploration area. During the year ended December 31, 2011, exploration and evaluation expenditures incurred at Cinco de Mayo totalled $6,377,680 (2010: $10,342,852) with 25,716 metres (2010: 59,192 metres) drilled in 49 holes (2010: 175 holes). The Company's initial 2011 budgeted exploration programs at Cinco de Mayo totaled approximately $2.8 million, and included drilling, substantial geology, labour and other associated costs. Actual year to date expenditures exceeded the initial budget due to additional drilling in response to the new mineralization discovered in the Polaris and Bridge zones (see below).  In the third quarter, the Company revised and increased its budget allocation to Cinco de Mayo so that drilling activity could continue through the end of the year.

Jose Manto/Cinco Ridge (Bridge Zone)

During the fourth quarter of 2011, drilling was undertaken to determine if the extensive sulphide mineralization of the Jose Manto could be linked 2,500 metres along strike to MAG's original 2006 massive sulphide discovery at Cinco Ridge. It was also hoped that mineralization in this so-called "Bridge Zone" would lie shallower than the Jose Manto since mineralization at Cinco Ridge lies as shallow as 200 metres below the surface, in contrast to the Jose Manto which lies at 325-450 metres depth.  Seven holes were drilled on 200-250 metre centres over the 1,200 metre strike length of the Bridge Zone (See Table 3 below).  All seven holes cut massive sulphides at 220 to 365 metres vertical depth.  In detail, these recent sulphide intercepts reflect composite sheeted bodies composed of alternating massive and semi-massive sulphides alternating with thin relatively unmineralized limestone beds. Individual sulphide layers range from 0.4 to 4.3 metres thick and composite manto thickness ranges from 1.2 to 16.3 metres.  As is typical of the Jose Manto, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness.  Sulphides are dominated by pyrite, argentiferous galena and dark coloured sphalerite and barite is locally abundant.

The best hole was Hole CM11-380, which cut 386 grams per tonne (11.3 opt) silver with 14.0% zinc and 8.2% lead over 3.98 metres (298.88 to 302.86 metres downhole) including 1,170 grams per tonne (34.0 opt) silver with 13.7% zinc and 19.1% lead over 0.86 metres. Thin limestone beds separate this principal intercept from additional mineralized layers, creating an overall 11.1 metre interval grading 163 grams per tonne (4.8 opt) silver with 7.8% zinc and 3.7% lead.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Table 3:  Assay Results Jose Manto - Cinco Ridge (Bridge Zone)

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Ag (opt)	Pb (%)	Zn (%)
CM11-370	285.76	286.51	0.75	0.015	36	1.2	1.28	2.36
and	300.05	302.16	2.11	0.329	81	2.6	3.53	20.16
and	311.75	313.75	2.00	0.131	299	9.6	6.41	10.99
including	312.65	313.25	0.60	0.113	903	29.0	16.82	15.33
and	343.40	344.09	0.69	0.074	185	5.9	8.68	14.30
CM11-377	253.25	258.50	5.25	0.220	280	9.0	6.11	6.25
including	254.09	255.53	1.44	0.278	878	28.2	18.93	12.94
and	364.46	365.68	1.22	0.047	78	2.5	5.45	4.81
CM11-380	286.51	287.31	0.80	1.350	68	2.2	0.82	4.71
and	291.74	302.86	11.12	0.268	163	5.2	3.68	7.76
including	298.88	302.86	3.98	0.522	386	12.4	8.19	14.06
including	299.73	300.59	0.86	0.231	1170	37.6	19.05	13.70
CM11-381	351.29	354.92	3.63	0.613	217	7.0	7.44	12.05
CM11-382	202.28	203.73	1.45	0.01	59.9	1.9	0.22	0.13
CM11-383	316.03	320.75	4.19	0.060	183	5.9	12.30	6.80
and	475.44	477.91	2.47	0.010	128	4.1	3.26	5.10
and	490.37	491.50	1.13	0.180	367	11.8	17.00	15.10
CM11-384	270.10	272.33	2.23	0.100	12	0.4	1.72	0.49

The overall pattern of intercepts indicates a continuous linear silver-lead-zinc manto body at least 4,000 metres long that ramps irregularly downwards to the northwest from 200 to 450 metres depth. Drilling in the Bridge Zone subsequent to year end has resulted in significant massive sulphide intercepts.  Ten holes were drilled on a section to test the up- and down-dip continuity of hole CM11-380, the best of seven massive sulphide manto intercepts drilled above. The results demonstrate the lateral and vertical continuity of the mineralization. These holes were drilled on 50 metre centres and eight of the ten holes (including hole CM11-380 which cut 386 g/t silver with 14.0% zinc and 8.2% lead over 3.98 metres) intercepted massive sulphides, with assays pending on two holes. The combined drilling shows continuous mineralization over a 400 metre dip length, with mineralization remaining open down dip and along strike. All reported intercepts appear to be near true widths. The best hole was CM12-390 which cut 274 g/t (8.0 opt) silver with 5.5% lead and 17.2% zinc over 8.08 metres, including: 1.63 metres that grades 778 g/t (22.7 opt). This intercept is actually the sulphide portion of a 14.1 metre thick manto zone where the top 6.0 metres is partially to completely oxidized and leached sulphide.  The remaining holes all cut massive sulphides ranging from 1.50 to 5.25 metres in thickness.

This series of holes subsequent to year end, is the first full cross-section across the "Bridge Zone" between the Jose Manto and Cinco Ridge and shows manto width, thickness and composition comparable to the well constrained body of the Jose Manto.  The similarity of manto dimensions, composition and textures strongly indicates that mineralization maintains these dimensions throughout the Bridge Zone and into the Jose Manto, which if confirmed will reveal continuous manto-style mineralization at least 4,000 metres long that plunges irregularly downwards to the northwest from 200 to 450 metres depth.

There are indications that the deepest intercepts in the latest drilling may be closely related to a major fault that acted as a major mineralizing fluid channel. This fault is also a significant exploration target for 2012.

Polaris Area

In the second quarter of 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from exploration drilling in the "Polaris" area in the northwestern part of the Cinco de Mayo property. The first two holes in the area hit what appeared to be the same set of sheeted sulphide replacement veins. The intercepts were approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. The principal vein in Hole CM11-343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.22 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM11-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. In addition, both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes. Additionally, highly skarn-altered intrusion was cut in Hole CM11-349, drilled 250 metres southwest of Holes CM11-335 and CM11-343. These holes were the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. Exploration is planned for 2012 in the Polaris area to focus on determining the extent and geometry of the dioritic-granodioritic intrusion and where skarn and sulphide mineralization is best developed along its contacts.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

The drilling at Polaris revealed a strong SE-NW trend that projects southeast through the range towards the northern end of the Jose Manto. Review and comparison of drilling results from this structure and the Jose Manto suggested that the two might be linked, with one fed from the other. This led to reexamination of the Jose Manto and to the discovery of mineralization in the Bridge Zone the fourth quarter of 2011.  This raises the possibility that mineralization may be continuous from Polaris through the Jose Manto and beyond to Cinco Ridge, a distance of nearly 8 kilometres, with the shallowest mineralization at the southeastern end. Drilling to define this link will proceed from the northwest end of the Jose Manto and is planned for later in 2012.

Gold-Bearing Jasperoid area

Four holes were drilled in second half of 2011 to target beneath partially exposed jasperoid bodies scattered in the rugged hills between the northeast end of Pozo Seco and Polaris. Some of these jasperoid have yielded surface samples grading between 0.02 and 40 g/t gold.  Drilling required road building through very hard rock and use of a semi-portable rig. Abundant iron-oxide mineralization was encountered in all holes, locally associated with moderate to strong silicification and/or calcite veining.  Assay results for two holes (CM11-372 and CM11-375) show narrow anomalous gold and copper zones.  Results for the remaining holes were not significant.

Pozo Seco Molybdenum-Gold Zone - Mineral Resource Estimate

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named "Pozo Seco" in the western part of the Cinco de Mayo project area. As previously reported, on August 4, 2010 RPA delivered a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  The Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

The mineral resources for the Pozo Seco Deposit have been estimated by Mr. David Ross, P.Geo., an employee of RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). The "Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico" dated September 10, 2010 and authored by Mr. Ross is filed on SEDAR.  Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Quality Assurance and Control - Cinco de Mayo: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Molybdenum in the Pozo Seco deposit occurs primarily in the form of the mineral powellite (calcium molybdate: CaMoO4), which is believed to be a primary mineral. Minor amounts of molybdenite (MoS2) are also present. Gold is native and ranges from very fine-grained to visible. Metallurgical testing to determine the best methods for recovering both gold and molybdenum in the Pozo Seco deposit is ongoing with gravitational separation, leaching and flotation techniques being tested. Since late 2010, the company has been working with three different respected metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Test work to date indicates that the gold at Pozo Seco is readily recovered with recoveries of over 90%, but at this time test work is focused on the recovery of molybdenum. Recovery of molybdenum from powellite is a semi-pioneering effort made more challenging by the fine grain size of the powellite particles and intimate locking with waste materials, particularly fluorite.  Although the metallurgical testing is taking longer than initially planned, indications are positive and the Company intends to continue with the testing to attain positive metallurgical results and a flow-sheet, which would then allow generation of a Preliminary Economic Assessment (PEA).

Pozo Seco's molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

On-going Exploration Program

As at December 31, 2011, drilling was advancing with one drill rig dedicated to tracing mineralized structural zones that may have fed, or been fed from the Jose Manto and Bridge mineralization zones. Exploration for the first quarter of 2012 has begun with two drill rigs focused on fleshing out the Bridge Zone to allow generation of a resource estimate by mid-year.  A third rig is headed to the property that will be dedicated largely to seeking new mineralization along strike and to depth, and the intrusion system expected to lie at the centre of the system. The Company's 2012 exploration budget for Cinco de Mayo (including Pozo Seco and Jose Manto) has been approved at $3.5 million, with 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge.

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend, a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

During the year ended December 31, 2011, the Company expended $1,462,255 on exploration on the combined Lagartos properties (2010: $878,179), primarily on the Lagartos SE claims. The Company's budgeted exploration programs for these properties in 2012 is approximately $1 million, again focusing on the Lagartos SE claims, where drilling will continue.

Lagartos SE

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande ("Grand" or "Great" Vein) was the second most important vein in the district with significant ore shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG's late 2009 drilling appears to have found its eastern continuation under cover.  Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG's wholly owned property covering an additional four kilometres of possible projection to the east.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande, have encountered high grade silver mineralization as reported by the Company in 2010.  Accompanying low base metal values indicate the vein was likely intersected at a high level.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Work in 2011 focused on following up these significant results with an airborne geophysical survey and subsequent drilling.  Final results of the Geotech Ltd. VTEM Airborne Survey of the Veta Grande and Malanoche Veins flown in 2010 were received in February 2011 and were processed and interpreted.  A total of 1,183 line-kilometres of geophysical data were acquired during the survey. The electromagnetic and magnetic information supplied by the survey indicates that the structures cut in drilling in 2009 can be traced to the east and that numerous drilling targets exist.  In addition to the targets indicated along the projection of the Veta Grande trend, very similar targets are indicated geophysically along the projection of the Mala Noche trend.

Most of the targets lie under agricultural land and much of the past year was dedicated to gaining long-term access rights for drilling.  In the third quarter of 2011, permits to drill were received and drilling commenced in late August.  At year end, three holes had been completed on the Veta Grande extension target for which no significant results were found.

Targets have also been identified in the southwestern part of the Zacatecas District at Lagartos SW.  Several very strong vein breccia structures have been identified, mapped and sampled.  Permitting to test these structures at depths of 250 to 300 metres below outcrop exposures was completed in the third quarter of 2011 and drilling commenced in the fourth quarter. At year end no significant results were found.

In summary, drilling in 2011 on the east side of the Zacatecas District was unsuccessful in tracing the Veta Grande eastward.  Drilling on Lagartos Sur was more promising in testing the El Orito Structure. More holes will be required to investigate the structure at depth.

Almost 3,000 metres of drilling were carried out at Lagartos South (LAG 5) claim.  The first holes tested the southern extensions of the El Compas and El Orito Structure in an area near the intersection of these north/south features and the east/west trending Vibora structure in the middle of the LAG 5 claim block.  In all instances the structures were intersected but contained only anomalous values of gold and silver.  Other indicators in tandem with the results strongly suggest that the drilling has intersected these epithermal veins at a high level.  Drilling in the 2012 will attempt to intersect these features at depth.

Lagartos NW

Lagartos NW property covers possible extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from the Juanicipio Property with alteration signatures similar to those observed at the Valdecañas Vein. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

No significant work was conducted at Lagartos NW during 2011.

Mojina

The Company has previously entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000. Under the terms of the agreement, the Company paid US$100,000 at the time of signing the agreement in April 2010, an additional $60,000 during the year ended December 31, 2011, and a further $80,000 in February 2012.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totaling $810,000 through 2015 and incur cumulative qualifying exploration expenditures totaling US$2,500,000 through 2015, including expenditures of US$350,000 by March 31, 2012. To December 31, 2011, the Company had incurred $1,035,137 in exploration and evaluation costs, including US$ 770,348 in qualifying expenditures.

The Company has also acquired, by concession, an additional claim adjacent to the optioned properties.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company's Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small mine is located on the property and reports limited but high grade past production. The Mojina Mine produced an estimated 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

Final results of a Geotech Ltd. ZTEM Airborne Survey received in early 2011 were interpreted by the Company. Work on the project during the year ended December 31, 2011 included permitting of final drill targets based on detailed geological mapping and geochemical sampling of areas along the western flank of the mountain where the geophysical survey and preliminary geochemical sampling indicated projections of the mineralization system.  The combined geophysical and expanded geochemical and geological data support MAG's exploration model for the project and drilling was initiated in November 2011.  Three holes were drilled prior to the Christmas shutdown.  No significant mineralization was intersected although two of the holes drilled on the west side of the mountain successfully intersected the all-important felsites dyke.  The intercepts are about 3 kilometres across strike from the known mineralization hosted at the felsites contact.  Fluid flow along the contact is evident and further follow up is warranted.

Drilling resumed in late January and at this time results are pending.

During the year ended December 31, 2011, excluding acquisition costs, the Company expended $508,364 in exploration on the Mojina Property (2010: $269,021).  The Company's budgeted exploration program for the Mojina Property in 2012 is approximately $500,000.

Esperanza Joint Venture

In 2010, the Company entered into an option agreement with Canasil Resources Inc. ("Canasil") to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 kilometres SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and an additional $100,000 in 2011.  To earn its 60% interest in the claims, the Company must make additional cash payments of $350,000 in stages to September 1, 2013 and incur cumulative exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and qualifying expenditures of $750,000.  To December 31, 2011, the Company had incurred $1,013,587 in exploration and evaluation costs, including $912,480 in qualifying expenditures, but had not yet fulfilled its first year drilling commitment of 1,500 metres due to weather, security and permitting delays in Mexico.  Prior to December 31, 2011, the Company and Canasil entered into an amendment agreement extending the first year committed drilling limit (1,500 metres) to February 29, 2012.  Approximately 2,673 metres were drilled to February 29, 2012 thereby fulfilling that obligation.

In 2010, the Company acquired, by way of private placement, 1.5 million units of Canasil as required under the Esparanza Option agreement for total consideration of $150,000.  The units were comprised of one common share and one-half of one common share purchase warrant entitling the holder to purchase one common share of Canasil at a price of $0.15 until August 27, 2011.  On May 16, 2011, the Company exercised the 750,000 warrants at a cash cost of $112,500.  During the year ended December 31, 2011, the Company further subscribed to a second private placement of 500,000 units of Canasil, at a price of $0.40 per unit for total consideration of $200,000, fulfilling an obligation under the Esparanza Option agreement.  The units were comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.60 on or prior to May 6, 2012.

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Canasil had previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program had outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths. The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 opt) silver, 0.93% (18.60 lbs/ton) zinc and 1.57% (31.40 lbs/ton) lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 opt) silver over 0.75 metres.

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over four kilometres on a northwest-southeast trend. Additional vein outcrops and mineralized structures are also observed to the northwest of the extended claim area at "Fatima" approximately 15 kilometres northwest of the Esperanza vein, indicating the potential for a large district scale epithermal system.

In October 2010, a 1,330 line-kilometre ZTEM Airborne Geophysical survey was completed on behalf of MAG covering over 250 square kilometres over the La Esperanza area which was successful in highlighting several geophysical anomalies associated with known mineralization and significant geological features. MAG also conducted geological mapping and surface rock and stream sediment sampling focused on four known vein systems that have been traced over variable strike lengths ranging from 300 metres to over 1.9 kilometres.  In anticipation of the 2011 diamond drill program MAG also completed upgrades to over 30 kilometres of access roads within the project area.

During the year ended December 31, 2011, the Company incurred $504,360 (excluding acquisition costs) in exploration on the Esperanza Property (2010: $307,763), with drilling starting late than planned due to weather, security and permitting delays in Mexico. Subsequent to the year ended December 31, 2011, the company announced significant silver/lead/zinc vein intercepts in first three holes in a drill program initiated in late November of 2011. The holes were drilled on one section 100 metres North West along strike from previous drilling carried out by Canasil on the main La Esperanza Vein system. The best results are reported in the deepest hole ES12-03 which intersected 2.42 metres of 278 g/t (8.1 opt) silver, 2.8% lead and 5.8% zinc within a 10.28 metre (8.22 metres true width) section of quartz vein and breccia assaying 97 g/t silver (2.8 opt), 1.1% lead and 2.3% zinc. Hole ES11-02, drilled above the previous hole, intercepted 1.49 metres of 192 g/t (5.6 opt) silver, 1.8% lead and 5.7% zinc within a 12.53 metre (10.02 metres true width) wide breccia laced with intermittent veins that carried 87 g/t (2.5 opt) silver, 0.8% lead and 2.4% zinc over 4.01 metres. Near-surface hole ES11-01 hit three narrow intercepts with appreciable silver values ranging from 43 g/t (1.3 opt)  to 74 g/t (2.2 opt), lead from 0.2% to 0.6% and zinc values from 1.0% to 1.9% over 0.85 metres to 0.86 metres. Drilling is still ongoing and further results will be made available when received. It is expected to complete 4,000 metres in the current drill plan.

The Esperanza structure is returning very wide intercepts of quartz vein and breccia that appear to reflect a NW-plunging mineralized zone, supporting the premise that the structure may host significant mineralization over very favorable widths. Mineralization is still open in all directions and lateral offsets of the current holes are planned for drilling in 2012 to determine the continuity and tenor of mineralization. The Company's budgeted exploration program for the Esperanza Property in 2012 is approximately $900,000.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua. Previous work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and MAG is working with contacts in the state government to get the road work restarted.  Until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

The Company expended $58,505 at Batopilas during the year ended December 31, 2011 (2010: $183,004).  The 2012 budget is approximately $90,000 relating primarily to property maintenance.

Other Properties

The Company's remaining properties consist of the Nuevo Mundo, Guigui, San Ramone and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp's "Camino Rojo" property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.  The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.  A 390 square kilometre block was flown in late 2010 using the Geotech Ltd. ZTEM Airborne Survey System. The block is located 12 kilometres west of Huertecillas, San Luis Potosi. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,867 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres. Final results were received in February 2011 and were used as the basis for planning an Induced Polarization/Resistivity ("IP/Res") survey.  Surface access for the IP/Res survey was secured during second quarter of 2011.  Lines were laid out and brushed and the survey was executed by Geophysica TMC during June and July 2011.  No obvious drill targets were seen in the area of the surveyed lines.  Options for this property are currently under review by the Company.

During the year ended December 31, 2011, the Company expended $238,367 (2010: $525,641) in exploration costs at Nuevo Mundo. The 2012 budgeted exploration programs at Nuevo Mundo is approximately $130,000 relating primarily to property maintenance.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world's largest CRD camp. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $50,860 (2010: $25,332) in costs on Guigui during the year ended December 31, 2011, primarily to maintain the property.  The 2012 budgeted exploration program is approximately $65,000 relating primarily to property maintenance.

San Ramone

The San Ramone property lies along the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Malanoche Vein system and is flanked to the east by contiguous claims belonging 100% to MAG. The Company has previously drilled four holes in San Ramone tracing results from earlier vein drilling to the east that showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Ramone. The results show the continuation of the grade trend but thinning of the vein. After an evaluation of the property's potential against the required exploration required to keep the property option in good standing (under the option agreement, a further $1.5 million in expenditures would be required by July 2012), results did not warrant further work on the San Ramone property and $540,555 was written off at December 31, 2011.

Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No drilling or field work has been carried out in either 2010 or 2011, and the claim group was significantly reduced during 2010.  One drill target has been identified, however surface access is an issue. Negotiations to access the principal drill target from a different direction are in process.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

The Company expended $93,245 (2010: $87,106) in exploration costs at La Lorena during the year ended December 31, 2011, and the 2012 budgeted exploration relates primarily to holding costs and surface access acquisition totaling approximately $80,000.

Fresnillo Arbitration

In December of 2008, London Stock Exchange listed Fresnillo announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.51%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio, the remaining 44% held by the Company. In 2009, MAG made a formal application to the Ontario Securities Commission ("OSC") to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101. On June 18, 2009, in connection with this application, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents (concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator) do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, eliminating the need to comply with the OSC order.

During Fresnillo's hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce ("ICC") pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG's position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG sought a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG's board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company also sought relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo's alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement.

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling dated April 28, 2011 of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against Fresnillo. The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million ($1,799,775) in damages.  The damage award represents MAG's direct costs of defending Fresnillo's improper take-over bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further opportunistic take-over bid by Fresnillo.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the IASB):

Quarter Ending	Revenue(1)	Net Income (Loss)(2)	Net Loss per share
December 31, 2011	$201,398	$(3,865,201)	($0.07)
September 30, 2011	$96,761	$(3,006,520)	$(0.05)
June 30, 2011	$102,242	$39,615 (3)	$0.00
March 31, 2011	$105,825	$(1,427,461)	$(0.03)
December 31, 2010	$130,869	$(4,868,283)	$(0.09)
September 30, 2010	$120,698	$(4,169,838)	$(0.08)
June 30, 2010	$46,449	$(1,393,973)	$(0.03)
March 31, 2010	$24,387	$(2,160,888)	$(0.04)

Notes:

(1)

The Company's only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. The Company has no operating revenues.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs) as described above at "Financial Performance" and below in "Fourth Quarter.

(3)

Includes arbitration award of $1,799,775 (see "Fresnillo Arbitration" above).

FOURTH QUARTER

For the three months ended December 31, 2011, the Company incurred a net loss of $3,865,201compared to a loss of $4,868,283 in the comparable prior quarter.  The net loss for the current quarter is less than the comparable prior quarter, primarily due to the higher share base compensation expense in the prior period (2011: 441,130; 2010: 1,364,527) and higher legal fees in the comparable prior quarter (2011: 489,188; 2010: 1,508,614). During the three months ended December 31, 2011, the Company did not grant any stock options (2010: 611,785), but still recorded $441,130 (2010: $1,364,527) of share based payment expense (a non cash item) relating to stock options vesting to employees and consultants in the period (2010: relating to stock options granted as well as vesting to employees and consultants in the period). Legal fees incurred during the three months ended December 31, 2011 of $489,188 (2010: $1,508,614) decreased significantly in comparison to the prior period as the Fresnillo arbitration proceedings concluded favourably in May 2011.

In the quarter ended December 31, 2011, the Company wrote down exploration and evaluation assets totaling $540,550 relating to the San Ramone property (see above discussion on San Ramone) (2010: $499,960 relating to the Camino Duro property).  Interest income earned for the three months ended December 31, 2011 increased to $201,398 (2010: $130,869), due to interest received from the Mexican Government upon the recovery of outstanding IVA balances in the current quarter.

During the three months ended December 31, 2011 the Company also recognized a currency translation adjustment in other comprehensive loss of $2,312,931 (2010: loss of $2,121,159) resulting from the translation to C$ of the Company's three Mexican subsidiaries and the Company's investment in an associate, all which have a US$ functional currency.  The currency translation loss in the quarter ended December 31, 2011 is due to a significant strengthening of the C$ as measured against the US$, from an exchange rate of 1.0482 C$/US$ at September 30, 2011 to 1.017 C$/US$ at December 31, 2011.  The Company's net investment in these foreign operations is subject to currency risk with respect to the C$/US$ exchange rate (see Note 10 (c) in the notes the audited consolidated financial statements as at December 31, 2011).

During the three months ended December 31, 2011 the Company recognized an unrealized loss of $29,350 (2010: gain of $245,758) in other comprehensive loss on a fair market valuation adjustment on marketable securities held and designated as available-for-sale instruments.

In the quarter ended, December 31, 2011, no stock options were exercised (2010: the Company issued 417,719 common shares pursuant to the exercise of stock options between $1.00 and $5.36 per share for aggregate proceeds of $1,536,445). Operationally, in the three months ended December 31, 2011, the Company incurred $1,919,347 on exploration and evaluation expenditures (2010: $4,487,914) on its 100% owned properties and two optioned properties (Mojina and Esperanza), and the Company incurred direct expenditures on the Juanicipio property of $160,653 (2010: $32,923), and its share of joint venture advances for the quarter amounted to $532,440 (2010: $409,757).  Expenditures incurred directly by Minera Juanicipio in the quarter ended December 31, 2011 amounted to approximately US$ 1,818,082 (2010: US$ 1,400,405).

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  Although the Company's working capital position remains strong, the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. Based on its analysis, and on current and expected metals prices and cost structures, management has determined that the values of the Company's exploration and evaluation assets and of its investment in associates, excluding the San Ramone property (see above), have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

In 2012, MAG will be involved in over 58,000 metres of diamond drilling on five separate projects, including the Juanicipio Joint Venture and Cinco de Mayo project area. The Company has approved a preliminary 2012 exploration budget totalling $10.9 million, and a 2012 administration budget totalling $5.2 million.

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  In late December 2011, Fresnillo and MAG jointly approved a preliminary 2012 exploration budget based on the recommendation of Minera Juanicipio's Technical Committee totalling US $8.5 million, an increase of US $4 million or 89% over the 2011 budget.  The 2012 budget calls for a 36,000 metre drill program which will see 10,000 metres earmarked for the Valdecañas Vein; an additional 6,500 metres targeted for the newly discovered vein and structure at Las Venadas; 4,000 metres planned to the West at the Juanicipio Vein; and, the remaining 15,500 metres heavily weighted to exploration in the search for new vein discoveries.

The finalization of the "stand alone" Updated Preliminary Economic Assessment by AMC is part of this approved budget.  Subsequent to the year end, the Company and its advisors have been diligently reviewing all draft work provided by AMC.  A recent Technical Committee meeting was held on March 9, 2012 and attended by the Company, Fresnillo and AMC, to review some of the key inputs for the study, to discuss certain analyses and to set a final timeline for completion of the study.  As a result of the agreed upon work plan coming out of the March 9 meeting, the timeline for delivery of the final report has been set back by a few weeks.  Although no assurances can be made regarding the timing for delivery of the final AMC Study, Minera Juanicipio now anticipates that the study will be completed in May 2012.  This high level economic assessment will provide an important catalyst for MAG and open a pathway for the next step in the development of the Valdecañas Vein and the Juanicipio property.  It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect the recommendations in the final AMC UPEA once completed.

The Company's own 2012 exploration budget of $10.9 million includes $3.8 million for MAG's 44% share of the Minera Juanicipio board approved preliminary 2012 budget (100%) of US$8.5 million.  In addition, MAG will spend an additional $0.8 million for its own direct project oversight and parallel studies, resulting in a total MAG 2012 budget for Juanicipio of $4.6 million.  The Company's remaining $6.3 million exploration budget is earmarked for MAG's 100% owned properties including Cinco de Mayo/Pozo Seco ($3.5 million), the Lagartos properties ($1.0 million), other properties ($0.4 million) and for the Company's two optioned properties, Esperanza and Mojina ($1.4 million combined).  In addition, the Company expects to approve further expenditures during the year as they arise including for the possible initiation of an underground development at Juanicipio.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

MAG's 2012 budget for Cinco de Mayo (including Pozo Seco and Jose Manto) has been approved at $3.5 million, with 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge. The 2012 program will consist of delineation drilling and offsets of the new high grade silver / lead / zinc intercepts discovered in 2011 to determine the width and continuity of mineralization in the zone and to pin point where mineralization in the manto is thickest. This work will go towards a first resource estimate and the initiation of a PEA for this property. Drilling in 2012 has started with three drill rigs dedicated to the Jose Manto and its extensions.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at March 29, 2012, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
Capital Stock	55,667,139
Stock Options	4,108,618	$5.32 - $14.15	0 months to 4.4 years
Diluted	59,775,757

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2011 the Company had 55,667,139 common shares issued and outstanding (December 31, 2010: 55,161,614).

At December 31, 2011, the Company had working capital of $26,217,691 (compared to $40,478,028 at December 31, 2010), including cash on hand of $26,662,581 (compared to $39,825,071 at December 31, 2010).  Accounts receivable as at December 31, 2011 totalled $818,789 (December 31, 2010: $2,208,533) and decreased significantly due to receipt during the current year of Mexican value added taxes ("IVA") repayable to the Company by the Government of Mexico. Current liabilities at December 31, 2011 amounted to $1,877,043 (December 31, 2010: $2,320,261) and are attributable primarily to accrued legal and exploration (drilling) expenses.  Included in cash and working capital in the prior year are net proceeds of $33,148,722 from a completed bought deal financing that closed in the prior year on May 18, 2010. With respect to that financing, the Company's intended use of the proceeds, as outlined in the public offering document, has been adhered to in all material respects.

The primary use of cash during the year ended December 31, 2011 was for exploration and evaluation expenditures totaling $9,216,860 (December 31, 2010: $13,157,410). During the year ended December 31, 2011, the Company also expended on its own account and through advances to Minera Juanicipio $2,627,284 (December 31, 2010: $2,931,467) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The Company's primary source of capital has been from the sale of equity.

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling of a three member arbitral panel of the ICC with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo (see "Fresnillo Arbitration" above).  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

During the year ended December 31, 2011, 505,525 stock options were exercised for cash proceeds of $1,939,789 (December 31, 2010: 1,241,545 stock options for cash proceeds of $3,398,991).  In the years ended December 31, 2011 and 2010 there were no shares issued for mineral properties.

The Company currently has sufficient working capital ($26.2 million) to maintain all of its properties and currently planned programs (2012 budget of $16.1 million) for a period in excess of the next year.  In management's opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company's ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment, as at the date of this MD&A, March 29, 2012 (which differs slightly from the commitments disclosed in Note 14 of the audited financial statements for the year ended December 31, 2011, which are reflective as at December 31, 2011):

Option Payments and Exploration Expenditures - US Dollars	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Mojina Property Option (1)	1,729,652	-	729,652	1,000,000	Nil
Cinco De Mayo (2)	166,000	16,000	40,000	110,000	Nil
Total US Dollar Obligations	$1,895,652	$16,000	$769,652	$1,110,000	$ Nil
US dollar obligations converted to Canadian dollars	$1,927,878	$16,272	$782,736	$1,128,870	$ Nil
Option Payments and Exploration Expenditures - Canadian Dollars

Mojina Property Option (1)	810,000	150,000	660,000	0	Nil
Esperanza Property (3)	4,437,520	987,520	3,450,000	0	Nil
Office Lease	443,219	159,096	284,123	0	Nil
Total Obligations ($Canadian)	$7,618,616	$1,312,888	$5,176,859	$1,128,870	Nil

 (1)

Mojina Property option consists of US$1,729,652 in further exploration commitments and $810,000 in property option payments.

(2)

Cinco De Mayo property option payments of US$166,000 on auxiliary claims acquired in 2010.

(3)

Esperanza Property option consists of $4,087,520 in further exploration commitments and $350,000 in property option payments.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company's on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the arbitration referred to above under the heading "Fresnillo Arbitration" which was concluded in May of 2011.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company's obligations under its property option agreements and the Minera Juanicipio joint venture (see "Contractual Obligations" above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company's business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company's liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see "Liquidity and Capital Resources" above).

RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading "Risk Factors" in the Company's Annual Information Form ("AIF") available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in United States ("US") dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in US dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the audited consolidated financial statements of the Company as at December 31, 2011).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Since January 2006, these companies have had a common director with the Company.  During the year ended December 31, 2011, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $325,046 (December 31, 2010 - $256,868) and exploration costs totaling $2,453,719 (December 31, 2010 - $2,831,153) under

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

the Field Services Agreement. Included in trade and other payables at December 31, 2011 is $437,415 related to these services (December 31, 2010 - $482,053).

In the prior year ended December 31, 2010, the Company wrote off its Salemex property and under the terms of the option agreement paid Cascabel a final option payment of US$50,000.  Also during the prior year ended December 31, 2010, the Company paid Platinum Group Metals Ltd., a company with three common directors, $19,500 as transitional service fees under an expired office service agreement.

The Company is obligated to a 2.5% net smelter returns royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

These transactions were incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG's effective interest
Name	Country of Incorporation	Principal Activity	2011 (%)	2010 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.(1)	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.(1)	Mexico	Exploration	100%	100%
(1) Incorporated in September 2010.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio"), created for the purpose of holding and operating the Juanicipio Property, is held  56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel

During the period, compensation of key management personnel was as follows:

	Year ended December 31,
	2011	2010
Short term employee benefits	$ 1,276,100	$ 864,830
Share based payments	2,478,519	2,642,131
	$ 3,754,619	$ 3,506,961

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards("IFRS") as issued by the IASB, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company's audited consolidated financial statements for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties ("exploration and evaluation" assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will  be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company's share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING POLICIES - CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AS ISSUED BY THE IASB

The accounting policies adopted in the preparation of the audited consolidated financial statements for the year ended December 31, 2011 have been prepared on the basis of IFRS, mandatory for financial years beginning on or after January 1, 2011. Comparative figures in the financial statements and notes have been restated to consistently apply IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries, and are outlined in Note 2 of the audited consolidated financial statements for the year ended December 31, 2011. Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 17 of the audited consolidated financial statements for the year ended December 31, 2011 and below.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

General information about the IFRS transition impact:

In presenting the IFRS financial statements for the year ended December 31, 2011, users of the financial statements will notice a change in the following areas:

•

Various items and/or transactions have different names under IFRS than under Canadian GAAP, but remain essentially the same in form and substance:

Formerly called under Canadian GAAP:	Now titled under IFRS:
Balance Sheet	Statement of Financial Position
Investment in Minera Juanicipio S.A. de C.V.	Investment in Associate
Mineral Rights and Deferred Exploration Costs	Exploration and evaluation assets
Contributed surplus	Share option reserve
Stock compensation expense	Share based payments

•

The Company will no longer report in the notes to the financial statements, the differences between Canadian and United States generally accepted accounting principles; and,

•

Certain balances and transactions have been calculated differently under IFRS, which impacted the financial statements (see below and Note 17 of the audited consolidated financial statements for the year ended December 31, 2011).

Comparison of IFRS to Canadian GAAP - Key Differences for the Company

The following are the key differences between the accounting policies that the Company has applied in preparing its first consolidated IFRS financial statements and the accounting policies previously applied in accordance with Canadian GAAP.

1)  Functional currencies and foreign currency translations

Under Canadian GAAP, the Company and all of its wholly owned subsidiaries operated with the Canadian dollar as their functional currency, with the Mexican subsidiaries considered as 'integrated' subsidiaries and translated accordingly using the temporal method of translation, with foreign exchange gains losses impacting the Statement of Operations. The Mexican subsidiaries were considered to have a Canadian functional currency because of their reliance on the parent company to finance their operations and provide key decision making.

Also under Canadian GAAP, the Company had concluded that the functional currency of Minera Juanicipio (its 44% owned 'investment in associate') was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. MAG translated its net investment in Minera Juanicipio using the current rate method from Peso to Canadian dollars, with translation gains and losses recorded in other comprehensive loss.

IAS 21, "The effects of changes in foreign exchange rates" requires that the functional currency of each entity in a consolidated group be determined separately based on the currency of the primary economic environment in which the entity operates. A list of primary and secondary indicators is used under IFRS in this determination, and these differ in content and emphasis to a certain degree from those factors used under Canadian GAAP.  IAS 21 sets out a more specific approach to determining the functional currencies of a reporting entity and its subsidiaries, and prioritizes influencing factors. Under Canadian GAAP, no factor is identified as having any greater relative importance.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Under IFRS, management has concluded that the functional currency of each of the three Mexican subsidiaries, and of Minera Juanicipio is the US dollar ("$US"). This determination was based on the fact that the $US is the influencing factor in the primary indicators used in the IFRS evaluation, and that the weight given to the currency of financing under Canadian GAAP is diminished under the IFRS analysis.

As a result, the Mexican subsidiaries and the investment in Minera Juanicipio have a different functional currency than the Company's reporting and presentation currency of the Canadian dollar (the Company has retained the Canadian dollar as its functional and presentation currency). Rather than being translated to the Canadian dollar using the temporal method of translation, these subsidiaries and investment have been retrospectively translated and presented in the Canadian dollar using a translation methodology that parallels the current rate method under Canadian GAAP, with foreign exchange differences going through a 'Cumulative Translation Adjustment' within shareholders' equity.

For the Company's opening balance sheet, the impact of the different foreign currency translation methodology, has impacted the valuation of both the exploration and evaluation assets and the investment in associate (see Note 17 of the audited consolidated financial statements for the year ended December 31, 2011). As these balances are now accumulated based on the $US, looking forward to future reporting periods, users should expect these balances to fluctuate with fluctuations in the $US/Canadian dollar exchange rate.

2) Share-based payments (formerly 'stock-based compensation')

The guidance provided by IFRS 2, "Share Based Payments", is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black- Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company's current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company has accounted for its awards using the attribution method. Previously under Canadian GAAP, the Company recorded forfeitures as they occurred, but upon transition to IFRS, the Company now makes an estimate of the forfeiture rates for use in the determination of the total share based payment expense.

Because the Company had no unvested options outstanding as at the date of transition, there were no adjustments to its opening balance sheet under IFRS at January 1, 2010 related to share based payments.  The changes in valuation of the stock based awards and timing differences for the recognition of compensation expenses related to options granted in the year ended December 31, 2010, did not result in any significant differences from calculations under GAAP.

3) Provisions related to the initial adoption of IFRS under IFRS 1 (First Time Adoption of IFRS)

IFRS 1 guidance is mandatory for all first-time adopters of IFRS, including the Company, and there is no Canadian GAAP equivalent.  It provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively, meaning the opening statement of financial position as at the date of transition and the opening numbers of IFRS are determined on the premise that IFRS had always been applied. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exceptions relate primarily to cumulative translation differences (IAS 21) and share-based payment transactions (IFRS 2) and mandatory exception applied relates to estimates as at the date of transition.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

Cumulative translation adjustments ("CTA")

Under the IFRS 1 transition rules, the Company took an exemption to make the CTA balance nil as of the transition date, which resulted in $2,722,291 being transferred to the deficit as of January 1, 2010.

Share-based payments (stock options and stock-based compensation)

The Company utilized the exemption provision under IFRS 1, First Time Adoption, which allowed exemption from the application of IFRS 2 for options granted on or before November 7, 2002, or for grants after November 7, 2002, that vested before the date of transition to IFRS.

Estimates

Estimates used in preparing the Company's opening consolidated IFRS balance sheet as at January 1, 2010 and restating its 2010 comparative periods under IFRS were consistent with estimates previously made for the same date under Canadian GAAP.

Other

IFRS 1 allows for certain other optional exemptions, but such exemptions were either insignificant or not applicable to the Company upon its transition to IFRS.

The above key differences are based on IFRS standards effective as at the date of this document. The governing bodies continue to amend and add to current IFRS, with several projects underway. The Company will continually monitor actual and anticipated changes to IFRS and related rules and regulations and will assess the impact of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.

Comparison of IFRS to Canadian GAAP - Other Considerations

In addition to the impacts of key differences between the Company's accounting policies under IFRS and those under Canadian GAAP as noted above, the Company transition to IFRS also reflects the following:

Accounting for exploration and evaluation assets (previously 'deferred exploration costs and mineral rights')

IFRS 6 "exploration for and evaluation of mineral resources," prescribes the financial reporting for the exploration for and evaluation of mineral resources.  IFRS 6 does not require or prohibit any specific accounting policies for the recognition and measurement of exploration and evaluation assets.  Under IFRS 6, an entity is permitted to continue to use its existing accounting policies provided that they result in information that is relevant to the economic decision making needs of users and that is reliable. The Company has elected to continue to use its existing accounting policy for exploration and evaluation assets (previously 'deferred exploration costs and mineral rights').

Impairments

In conjunction with IFRS 6, under International Accounting Standard (IAS) 36, "Impairment of Assets," the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. Looking forward to future reporting periods, it is therefore expected, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

IFRS - Other

IFRS had no significant impact on the Company's accounting processes and internal controls (including information technology and data systems), or on its risk management and other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012, with early application permitted.

IFRS 7, Financial Instruments: Disclosure introduces enhanced disclosure around transfer of financial assets and associated risks, and is effective annual periods beginning on or after July 1, 2011, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation-Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 12 Income Taxes provides amendments regarding Deferred Tax: Recovery of Underlying Assets and introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

MAG SILVER CORP.

Management's Discussion & Analysis

For the year ended December 31, 2011

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure controls and procedures as of December 31, 2011 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as at December 31, 2011.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 and have concluded that the Company's internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.